

2025 Annual Report



Diem Nguyen
Chief Executive Officer

Dear Shareholders,

Throughout 2025, SIGA continued to execute on its strategy, deliver solid financial results, and advance its mission to enhance global health security by helping protect against smallpox, one of the deadliest diseases in modern history. In a time marked by heightened geopolitical risk, rapid technological change, and increased biological threats, whether natural, accidental or intentional, preparedness is more critical than ever. As a leader in biodefense, we remain focused on expanding access to TPOXX® around the globe to help ensure governments are ready in the face of these evolving risks. Readiness is built through thoughtful action, and we are committed to leading when preparedness matters most.

Financial Performance

With $95 million in revenues and $24 million in pre-tax operating income, 2025 was a year of focused execution, underscored by continued operational discipline and solid financial performance. As we actively engaged with the U.S. government toward securing a new contract to supply TPOXX to the Strategic National Stockpile, we successfully fulfilled about $79 million of oral and IV TPOXX orders under the current procurement contract, which is nearly complete. About $26 million in additional IV TPOXX orders remain, which are expected to be delivered in 2026. At the same time, we continued to engage with international customers as part of our broader efforts to strengthen global preparedness.

Additionally, in 2025 we returned $43 million to shareholders through a special cash dividend – highlighting both the strength of our balance sheet and our disciplined capital management approach in support of long-term shareholder value.

Strategic Priorities

At the same time, we advanced several important strategic priorities. For TPOXX, we continued to progress toward an FDA submission for its prophylactic use in individuals exposed to smallpox, as well as to advance the development of a pediatric formulation. Combined, these programs have the potential to expand the use of TPOXX in the event of a smallpox outbreak, helping to protect exposed individuals and potentially reduce morbidity and mortality in patients. Importantly, they also address critical unmet needs and support more comprehensive preparedness planning. Beyond these efforts, we achieved other important milestones, including securing $27 million in funding from the U.S. government to support pediatric formulation development and IV TPOXX manufacturing activities.

Our Path Forward

The global health security environment continues to evolve in complexity and significance, defined by heightened risk, evolving threats, and increasing urgency. We remain steadfast on positioning our company to navigate this landscape and respond effectively for the benefit of our key stakeholders. Guided by a clear strategy centered around global health security preparedness and the essential role antivirals such as TPOXX can play in combating the spread of smallpox, we are proud to do our part for our customers and communities around the globe.

We look forward to continuing to build on this foundation as we work towards securing new contracts with the U.S. and international governments. While work remains, we believe SIGA is entering 2026 uniquely well-positioned to respond to the smallpox preparedness needs of governments, supported by a strong TPOXX franchise, resilient operating model, and a passionate team committed to advancing our mission with resolve.

Sincerely,

Diem Nguyen
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2025
Or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from ________ to ___________

Commission File No. 0-23047

SIGA Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-3864870** (IRS Employer Identification. No.)
31 East 62nd Street **New York, NY** (Address of principal executive offices)	**10065** (zip code)

Registrant's telephone number, including area code: (212) 672-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, $.0001 par value	SIGA	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:
None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act: Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐.

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒.

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2025 as reported on The Nasdaq Global Market was approximately $302,150,075.

As of February 13, 2026, the registrant had outstanding 71,644,400 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The following document is incorporated herein by reference:

Document	Parts Into Which Incorporated
Proxy Statement for the Company's 2026 Annual Meeting of Stockholders	Part III

SIGA TECHNOLOGIES, INC.
FORM 10-K

Table of Contents

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K, including certain statements contained in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations and statements relating to the progress of SIGA's development programs and timelines for bringing products to market, delivering products to domestic and international customers, and the enforceability of our procurement contracts, such as the 19C BARDA Contract (the "BARDA Contract"), with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"). The words "may," "continue," "estimate," "intend," "plan," "will," "believe," "project," "expect," "seek," "anticipate," "could," "should," "target," "goal," "potential" and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Such forward-looking statements are subject to various known and unknown risks and uncertainties, and SIGA cautions you that any forward-looking information provided by or on behalf of SIGA is not a guarantee of future performance. SIGA's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond SIGA's control, including, but not limited to, (i) the risk that SIGA may not complete performance under the BARDA Contract on schedule or in accordance with contractual terms, (ii) the risk that SIGA is not able to enter into new contracts to supply TPOXX® to the U.S. Government, (iii) the risk that the nascent international biodefense market does not develop to a degree that allows SIGA to continue to successfully market TPOXX® internationally, (iv) the risk that potential products, including potential alternative uses or formulations of TPOXX® that appear promising to SIGA or its collaborators, cannot be shown to be efficacious or safe in subsequent pre-clinical or clinical trials, (v) the risk that target timing for deliveries of product to customers, and the recognition of related revenues, are delayed or adversely impacted by the actions, or inaction, of contract manufacturing organizations, or other vendors, within the supply chain, or due to coordination activities between the customer and supply chain vendors, (vi) the risk that SIGA or its collaborators will not obtain or maintain appropriate or necessary governmental approvals to market these or other potential products or uses, (vii) the risk that SIGA may not be able to secure or enforce sufficient legal rights in its products, including intellectual property protection, (viii) the risk that any challenge to SIGA's patent and other property rights, if adversely determined, could affect SIGA's business and, even if determined favorably, could be costly, (ix) the risk that regulatory requirements applicable to SIGA's products may result in the need for further or additional testing or documentation that will delay or prevent SIGA from seeking, obtaining, or maintaining needed approvals to market these products, (x) the risk that the volatile and competitive nature of the biotechnology industry may hamper SIGA's efforts to develop or market its products, (xi) the risk that changes in domestic or foreign economic and market conditions may affect SIGA's ability to advance its research or may affect its products adversely, (xii) the effect of federal, state, and foreign regulation, including drug regulation, on SIGA's businesses, (xiii) the impacts of significant recent shifts in trade policies, including the imposition of tariffs, retaliatory tariff measures, and subsequent modifications or suspensions thereof, and market reactions to such policies and resulting trade disputes, (xiv) the risk of disruptions to SIGA's supply chain for the manufacture of TPOXX®, causing delays in SIGA's research and development activities, causing delays or the re-allocation of funding in connection with SIGA's government contracts, or diverting the attention of government staff overseeing SIGA's government contracts, (xv) risks associated with actions or uncertainties surrounding the debt ceiling or the changes in the U.S. administration, and (xvi) the risk that the U.S. or foreign governments' responses (including inaction) to national or global economic conditions or infectious diseases, are ineffective and may adversely affect SIGA's business, as well as the risks and uncertainties included in Item 1A "Risk Factors" of this Form 10-K. All such forward-looking statements are current only as of the date on which such statements were made. SIGA does not undertake any obligation to update publicly any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events. The information contained on any website referenced in this Form 10-K is not incorporated by reference into this filing.

Item 1. Business

Overview

SIGA Technologies, Inc. is referred to throughout this report as "SIGA," "the Company," "we" or "us."

We are a commercial-stage pharmaceutical company. The Company sells its lead product, TPOXX® ("oral TPOXX®," also known as "tecovirimat," "Tecovirimat-SIGA," or "TEPOXX (tecovirimat)" in certain international markets), to the U.S. Government and international governments (including government affiliated entities). In certain international markets, the Company may sell TPOXX® through a distributor. Additionally, the Company sells the intravenous formulation of TPOXX® ("IV TPOXX®") to the U.S. Government.

TPOXX® is an antiviral drug for the treatment of human smallpox disease caused by variola virus. On July 13, 2018, the United States Food & Drug Administration ("FDA") approved the oral formulation of TPOXX® for the treatment of smallpox. The Company has been delivering oral TPOXX® to the U.S. Strategic National Stockpile ("Strategic Stockpile") since 2013.

On May 18, 2022, the FDA approved IV TPOXX® for the treatment of smallpox.

In addition to being approved by the FDA, oral TPOXX® (tecovirimat) has received regulatory approval from the European Medicines Agency ("EMA"), Health Canada, the Medicines and Healthcare Products Regulatory Agency ("MHRA") of the United Kingdom, and the Japanese Pharmaceuticals and Medical Devices Agency ("PMDA"). The EMA, MHRA and PMDA approved oral TPOXX® for the treatment of smallpox, monkeypox ("mpox"), cowpox, and vaccinia complications following vaccination against smallpox. Health Canada approved TPOXX® for the treatment of smallpox.

TPOXX® was authorized under "exceptional circumstances" by the EMA and the MHRA, under the brand name Tecovirimat-SIGA. These regulators granted marketing authorizations under "exceptional circumstances" because it was not possible to obtain complete efficacy and safety information about the product due to the rarity of smallpox and other orthopoxviruses and because ethical considerations prevented conducting the necessary clinical studies. The Tecovirimat-SIGA marketing authorizations under "exceptional circumstances" are subject to certain specific obligations to gather additional data post-approval to help confirm the product's safety and efficacy. All "exceptional circumstances" marketing authorizations are subject to annual reassessments that consider whether data generated pursuant to the specific obligations continue to confirm its positive benefit-risk profile. These annual reassessments determine whether the product's marketing authorization should be maintained, changed, suspended, or withdrawn based on its benefit-risk profile.

On July 24, 2025, the EMA's Committee for Medicinal Products for Human Use (CHMP) closed its third annual reassessment for Tecovirimat-SIGA and initiated a referral procedure for the product following questions over its effectiveness in the treatment of mpox. These questions were raised following receipt of results from certain non-SIGA sponsored clinical trials evaluating tecovirimat as a potential mpox treatment including the PALM007 and STOMP clinical trials. In the referral procedure, CHMP reviewed all available data on the safety and efficacy of Tecovirimat-SIGA for all its authorized indications in order to make a recommendation to the European Commission whether the marketing authorization should be maintained, modified, suspended or withdrawn. The CHMP is expected to meet in March to issue its recommendation. We expect the CHMP will confirm the positive benefit-risk balance of Tecovirimat-SIGA as a treatment for smallpox, cowpox, and vaccinia complications, and maintain those indications in the product label. Regarding mpox, based on the results of the mpox clinical trials, we expect the CHMP will recommend withdrawal of the mpox indication. In the UK, Tecovirimat-SIGA is undergoing an annual reassessment by the MHRA. This reassessment, which is ongoing, is substantially similar to the EMA's annual reassessment process and could result in a similar outcome.

With respect to the regulatory approvals by the EMA, PMDA, MHRA and Health Canada, oral tecovirimat represents the same formulation approved by the FDA in July 2018 under the brand name TPOXX®.

In connection with a potential FDA label expansion of oral TPOXX® for an indication covering smallpox post-exposure prophylaxis ("PEP"), the Company has completed an immunogenicity trial and an expanded safety trial. The timing of a potential submission of a supplemental New Drug Application to the FDA ("Supplemental NDA") for a smallpox PEP indication for oral TPOXX® will be based on the results of ongoing sample analyses from the immunogenicity trial; the Company is currently targeting a Supplemental NDA submission within the next twelve months.

Macroeconomic Environment

Future macroeconomic volatility, including changes to and uncertainty regarding tariffs and trade policies, could cause cost increases resulting in an adverse effect on the Company's operating results. The Company's supply chain was designed to lessen the impact of macroeconomic volatility such as through development of a U.S. domestic supply chain including U.S. production of API and finished product, and minimal reliance on ex-U.S. components for API and oral TPOXX®.

With respect to IV TPOXX®, tariff activity or other trading restrictions involving the U.S. and Europe may materially increase raw material costs for IV TPOXX® and, in turn, may materially increase IV TPOXX® overall manufacturing costs.

Procurement Contracts with the U.S. Government

19C BARDA Contract

On September 10, 2018, the Company entered into a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") pursuant to which SIGA agreed to deliver up to 1,488,000 courses of oral TPOXX® to the Strategic Stockpile, and to manufacture and deliver to the Strategic Stockpile, or store as vendor-managed inventory, up to 212,000 courses of IV TPOXX®. In October 2023, the contract was modified so that a course of IV TPOXX® was redefined within the contract from being 14 vials to being 28 vials; as such, the 19C BARDA Contract currently specifies 106,000 courses of IV TPOXX® (for the same payment amount as originally specified). In addition to the delivery of TPOXX® courses, the contract includes funding from BARDA for a range of activities, including advanced development of IV TPOXX®, post-marketing activities for oral and IV TPOXX®, development of a pediatric formulation, support for manufacturing activities, and procurement activities. On April 8, 2025, total payments contemplated under the contract with BARDA were increased by $14.3 million to add funding for activities supporting manufacturing. On June 3, 2025, total payments contemplated under the contract with BARDA were increased by $13.2 million in connection with the development of the pediatric formulation of TPOXX®. As of December 31, 2025, the contract with BARDA (as amended, modified, or supplemented from time to time, the "19C BARDA Contract") contemplates up to approximately $630 million of payments, of which approximately $79.2 million of payments are included within the base period of performance, approximately $545.2 million of payments are related to exercised options and up to approximately $5.6 million of payments are currently specified as unexercised options. BARDA may choose in its sole discretion when, or whether, to exercise any of the unexercised options. The period of performance for options is up to ten years from the date of entry into the 19C BARDA Contract and such options could be exercised at any time during the contract term.

The base period of performance specifies potential payments of approximately $79.2 million for the following activities: payments of approximately $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile; payments of $8.0 million for the manufacture of 10,000 courses (as currently defined within the contract as being 28 vials) of final drug product of IV TPOXX® ("IV FDP"), of which $3.2 million of payments are related to the manufacture of bulk drug substance ("IV BDS") to be used in the manufacture of IV FDP; payments of approximately $59.5 million to fund reimbursed activities; and payments of approximately $0.6 million for supportive procurement activities. As of December 31, 2025, the Company had received $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile, $3.2 million for the manufacture of IV BDS, $4.8 million for the delivery of IV FDP to the Strategic Stockpile, and $31.2 million for other base period activities. IV BDS has been used for the manufacture of courses of IV FDP.

The options that have been exercised as of December 31, 2025, provide for payments up to approximately $545.2 million. As of December 31, 2025, there are exercised options for the following activities: payments up to $450.2 million for the manufacture and delivery of up to 1.5 million courses of oral TPOXX®; payments up to $76.8 million for the manufacture of courses of IV FDP; payments of up to approximately $3.6 million to fund post-marketing activities for IV TPOXX®; and payments of up to $14.6 million for funding of post-marketing activities for oral TPOXX®. As of December 31, 2025, a cumulative total of $450.2 million of oral TPOXX® has been delivered to the Strategic Stockpile and accepted; a cumulative total of $61.4 million of IV BDS or IV FDP has been either set aside in inventory or delivered to the Strategic Stockpile and accepted (IV BDS that has been set aside has been recorded as deferred revenue and will be recognized as revenue when the IV BDS is manufactured as IV FDP and delivered); and the Company has been cumulatively reimbursed $10.9 million in connection with post-marketing activities for oral and IV TPOXX®.

Unexercised options specify potential payments up to approximately $5.6 million in total (if all such options are exercised), all of which relates to supportive activities that we currently do not expect to be required.

The options related to IV TPOXX® were divided into two primary manufacturing steps. There were options related to the manufacture of bulk drug substance ("IV BDS Options"), and there were corresponding options (for the same number of IV courses) for the manufacture of final drug product ("IV FDP Options"). BARDA had the sole discretion to choose to exercise any, all, or none of these options. The 19C BARDA Contract included: three separate IV BDS Options, each providing for the bulk drug substance equivalent of 32,000 courses (as currently defined within the contract) of IV TPOXX®; and three separate IV FDP Options, each providing for 32,000 courses of final drug product of IV TPOXX®. BARDA had the sole discretion as to whether to simultaneously exercise IV BDS Options and IV FDP Options, or whether to exercise options at different points in time (or alternatively, to only exercise the IV BDS Option but not the IV FDP Option). To date, BARDA has exercised all three IV BDS options and all three IV FDP options. The Company estimates that sales of the IV formulation under this contract (under current terms), would have a gross margin (sales less cost of sales, as a percentage of sales) that is less than 40%.

U.S. Department of Defense Procurement Contracts

In 2024, the Company had sales of approximately $10 million with the U.S. Department of Defense ("DoD") (also known as the Department of War). Sales consisted mostly of delivery of oral TPOXX®, with a minor amount of IV TPOXX® delivered.

Over the past four years, the Company has received three procurement contracts from the DoD, totaling $28 million in value, mostly in connection with the manufacture and delivery of oral TPOXX®. All deliveries specified under these contracts have been fulfilled.

International Sales Activity

In the year ended December 31, 2025, the Company had international sales of $5.8 million consisting of a delivery of oral TPOXX® to one country. The Company was the counterparty to the contract under which these international sales were made.

In the year ended December 31, 2024, the Company had international sales of $23.0 million consisting of deliveries of oral TPOXX® to 13 countries. For international sales in the first and second quarters, Meridian Medical Technologies ("Meridian") was the counterparty to contracts under which the sales were made (see discussion and definition below regarding International Promotion Agreement). For international sales in the third and fourth quarters, the Company was the counterparty to the contracts under which the sales were made.

Since the initiation of international sales in 2020, the Company has cumulatively recorded $137 million of oral TPOXX® international revenues.

International Promotion Agreement

Under the terms of the current International Promotion Agreement, which was amended on March 27, 2024, and effective June 1, 2024, and further amended on August 30, 2024, the Company has primary responsibility for the advertising, promotion and sale of oral TPOXX® in all geographic regions. Meridian has limited, non-exclusive rights to advertise, promote, offer for sale and sell oral TPOXX® in the European Economic Area, Australia, Japan, Switzerland, the United Kingdom and the Association of Southeast Asian Nations and its member states (collectively, the "Current Territory"). Meridian also performs non-promotional activities under specified contracts with third parties entered into prior to June 1, 2024, that provide for the sale of oral TPOXX® in the Current Territory. The International Promotion Agreement entitles Meridian to receive a fee equal to a high single digit percentage of collected proceeds (whether collected by Meridian or the Company), net of certain expenses, of sales of oral TPOXX® in the Current Territory in the field of use specified in the International Promotion Agreement. The International Promotion Agreement has a fixed term that expires on May 31, 2026, with no automatic renewal.

Under the terms of the original International Promotion Agreement ("Pre-amendment International Promotion Agreement"), which had an initial term that expired on May 31, 2024, Meridian had been granted exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in a field of use specified in the International Promotion Agreement in all geographic regions except for the United States (the "Territory"), and Meridian agreed not to commercialize any competing product, as defined in the Pre-amendment International Promotion Agreement, in the specified field of use in the Territory. Under the Pre-amendment International Promotion Agreement, as well as the current International Promotion Agreement, SIGA has always retained ownership, intellectual property, distribution and supply rights and regulatory responsibilities in connection with TPOXX®, and, in the United States market, also retained sales and marketing rights with respect to oral TPOXX®. SIGA's consent is required prior to the entry by Meridian into any sales arrangement pursuant to the International Promotion Agreement.

Sales to international customers pursuant to the Pre-amendment International Promotion Agreement were invoiced and collected by Meridian, and such collections were remitted, less Meridian's fees, to the Company under a quarterly process specified in the Pre-amendment International Promotion Agreement; and Meridian was entitled to a specified percentage of the collected proceeds of sales of oral TPOXX®, net of certain expenses, for calendar years in which customer collected amounts net of such expenses were less than or equal to a specified threshold, and to a higher specified percentage of such collected net proceeds for calendar years in which such net collected amounts exceeded the specified threshold. Subsequent to June 1, 2024, only specified procurement contracts for the Current Territory entered into prior to June 1, 2024, continue to involve Meridian invoicing and collecting proceeds, and retaining a fee pursuant to the International Promotion Agreement.

Mpox

In connection with the 2022 response to a global mpox outbreak, a series of observational and randomized, placebo-controlled clinical trials were initiated to assess the safety and efficacy of TPOXX® in participants with mpox. The purpose of these randomized clinical trials was to seek to collect data on the potential benefits of using TPOXX® as an antiviral treatment for active mpox disease. As of December 31, 2025, three of the randomized, placebo-controlled clinical trials reported topline results: a randomized, placebo-controlled clinical trial in the Democratic Republic of the Congo ("DRC") known as PALM 007 (Tecovirimat for Treatment of Monkeypox Virus - NCT05559099), which was funded and sponsored by the National Institutes of Health's (NIH) National Institute of Allergy and Infectious Diseases (NIAID); the Study of Tecovirimat for Human Mpox Virus (STOMP) clinical trial (NCT05534984), which was a randomized, placebo-controlled, double-blind study also sponsored and funded by NIAID to evaluate the safety and efficacy of tecovirimat for the treatment of people with laboratory-confirmed or presumptive mpox disease that included enrollees from Argentina, Brazil, Japan, Mexico, Peru, Thailand, and the United States; and the UNITY clinical trial (Assessment of the Efficacy and Safety of Tecovirimat in Patients With Monkeypox Virus Disease - NCT NCT05597735), which was funded and sponsored by ANRS-Emerging Infectious Diseases, which included enrollees from Switzerland, Brazil, and Argentina. The PALM 007 study did not meet its primary endpoint of a statistically significant improvement in time to lesion resolution within 28 days post-randomization for patients in the DRC with mpox who received TPOXX® compared to patients who received placebo. Some improvement versus placebo was observed in patients receiving TPOXX® whose symptoms began five days or fewer before randomization and patients with severe or grave disease, defined by the World Health Organization (WHO) as having 100 or more skin lesions, however the significance of these data has not been established. Similarly, in the STOMP study, tecovirimat did not meet its primary endpoint of a statistically significant improvement in time to lesion resolution for adults with mild to moderate mpox and a low risk of developing severe disease. Additional analyses of subgroups, secondary and exploratory endpoints is ongoing in each of these studies. Topline data from the UNITY study, which was presented at a medical conference, also showed that the study did not meet its primary endpoint of a statistically significant improvement in time to lesion resolution for patients with mpox who received TPOXX® compared to patients who received placebo. In all three studies, TPOXX® exhibited a safety profile comparable to placebo. These safety results are consistent with prior studies and further support the strong safety profile that has been observed with tecovirimat over the past 15 years.

Two other randomized clinical trials, Platinum-CAN (Canada) and EPOXI (EU), which were started in response to the global mpox outbreak, are closed to enrollment and expected to yield similar results, given the design similarities across these trials.

Manufacturing

SIGA does not have a manufacturing infrastructure and does not intend to develop one for the manufacture of TPOXX®. SIGA relies on and uses third parties known as Contract Manufacturing Organizations ("CMOs") to procure commercial raw materials and supplies, and to manufacture TPOXX®. SIGA's CMOs apply methods and controls in facilities that are used for manufacturing, processing, packaging, testing, analyzing and holding pharmaceuticals which conform to current good manufacturing practices ("cGMP"), the standard set by the FDA for manufacture and storage of pharmaceuticals intended for human use.

Oral TPOXX®:

For the manufacture of oral TPOXX®, the Company uses the following CMOs: W.R. Grace and Company ("Grace"), which acquired the assets of Albemarle's Fine Chemistry Services Business in 2021; Microsize, formerly known as Powdersize, LLC and renamed following a change of control transaction; Catalent Pharma Solutions LLC ("Catalent"); and Packaging Coordinators, LLC ("PCI").

SIGA has had manufacturing agreements with Grace and a predecessor owner (Albemarle) since 2011. Pursuant to the current agreement with Grace, which was put in place in 2018 when Albemarle was the owner of the operations that provide services to SIGA, Grace manufactures, tests and supplies active pharmaceutical ingredient ("API") for use in TPOXX®. The agreement provides that, during the term of the current agreement, SIGA was required to purchase 100% of its internal and external API requirements for TPOXX® from Grace until the later of (i) September 30, 2021 and (ii) such time as SIGA has purchased 12 metric tons of API from Grace under the agreement. As of December 31, 2025, SIGA has purchased more than 12 metric tons of API; as such, SIGA will purchase at least 70% of its internal and external API requirements for TPOXX® from Grace until the end of the term of the agreement (as described below), unless the Company receives an offer to purchase API at a price that Grace is unable to match, in which event SIGA will purchase at least 30% of its internal and external API requirements for TPOXX® from Grace until the Company has fulfilled its delivery obligations under the 19C BARDA Contract. There is no minimum amount of kilograms of API that must be used or acquired by SIGA. Pricing for API is at a fixed price per kilogram, subject to adjustment for increases in raw material costs and/or general manufacturing costs. On September 30, 2025, the contract term automatically renewed for a one-year term.

Microsize micronizes and tests API for use in oral TPOXX®. The Company's agreement with Microsize's predecessor was amended on January 11, 2019. The amended term ends on the tenth anniversary of the amendment date.

Catalent granulates, encapsulates, and tests oral TPOXX®. In addition, Catalent provides services related to commercial stability testing of drug product and preparation for tabulated stability and trend analysis for each time point. The Company's agreement with Catalent had an initial term that ended on June 28, 2021. Thereafter, this agreement became subject to automatic three-year renewals. As such, until June 28, 2027, SIGA will purchase all of its requirements for bulk product for oral TPOXX® under the 19C BARDA Contract from Catalent.

PCI provides packaging services in connection with oral TPOXX®. Additionally, PCI has contracted with the Company to provide packaging services in connection with the intravenous formulation of TPOXX®. The Company's agreement with PCI had an initial term that ended on March 1, 2022. Since March 2022, this agreement has automatically renewed for successive one-year periods.

Intravenous (IV) formulation of TPOXX®:

For the manufacture of IV TPOXX® under the BARDA Contract, the Company has agreed to use the following CMOs: Roquette America, Inc. ("Roquette"); Patheon Manufacturing Services LLC ("Patheon"); and PCI.

Roquette provides an excipient used in the manufacturing of IV TPOXX®. The Company's agreement with Roquette has no minimum amount of manufacturing services that must be used. The Company's agreement with Roquette had an initial term that ended on December 31, 2023. Thereafter, this agreement automatically renews on a year-by-year basis unless either party provides four months' notice of its desire to terminate the agreement prior to the expiration of the term. The Company did not provide notice nor receive notice of termination. As such, the agreement automatically extended on December 31, 2025 to December 31, 2026.

Patheon manufactures, tests and packages IV TPOXX®. SIGA agreed that Patheon was entitled to manufacture at least 80% of IV TPOXX® offered for sale by SIGA during the first three years of the agreement, provided Patheon adhered to reasonable manufacturing standards. Thereafter, the manufacturing percentage is mutually agreed upon by the parties. The Company's agreement with Patheon has an initial term that ends on the later of: December 31, 2022 or, such date as all government contracts related to IV TPOXX® are terminated. As such, since the Company continues to have active government contracts related to IV TPOXX®, the contract term continues. At the end of the above mentioned contract term, this agreement automatically renews for two-year increments unless either party provides twelve months' notice of its desire to terminate the agreement prior to the expiration of the term. In December 2025, the Company notified Patheon that the term would not be renewed, and the Company would not manufacture additional IV TPOXX® under this agreement once outstanding procurement orders under the BARDA Contract have been completed. The Company is currently working to transition the manufacture of IV TPOXX® to a new third party manufacturing site.

As noted above, PCI provides packaging services for IV TPOXX®. Grace provides the API used in manufacturing of the intravenous formulation.

Market for Medical Countermeasures for Biological Threats

The market for medical countermeasures reflects continued awareness of the risks and threats of biological outbreaks, including such outbreaks related to global terror and biowarfare activity. The U.S. Government is the largest source of development and procurement funding for academic institutions and biopharmaceutical companies conducting medical countermeasure research or developing vaccines, anti-infectives and immunotherapies directed at potential agents of bioterror or biowarfare. For the U.S. Government's fiscal year ended September 30, 2025, the budget for annual spending by the U.S. Department of Health and Human Services ("HHS") for activities related to advanced development and procurement of medical countermeasures for biodefense-related biological threats to civilian populations was more than $2.5 billion.

We believe that potential markets for the sale of medical countermeasures include:

- The U.S. Government, including both public health and defense agencies;
- foreign governments, including both public health and defense agencies;
- NGOs and multinational companies;
- healthcare providers, including hospitals and clinics; and
- state and local governments, which may be interested in procuring these products to protect, among others, emergency responders, such as police, fire and emergency medical personnel.

General

With respect to U.S. Government contracts, we receive cash payments on a monthly basis as services are performed or goods are purchased. Amounts under contracts, including grant agreements, are not guaranteed because those contracts can be canceled at any time for reasons such as non-performance or convenience of the U.S. Government and, if canceled, we will not receive funds for additional work under the contracts. With respect to international government contracts, we receive cash payments based on the terms of the contract or, for certain contracts entered into by Meridian prior to June 1, 2024, the terms contained within the International Promotion Agreement with Meridian, under which Meridian collects payments from foreign governments.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. Our current and potential competitors include many major pharmaceutical companies, many of which have significant financial, technical and marketing resources. Biotechnology and other pharmaceutical competitors in the medical countermeasure sector include, but are not limited to, Emergent BioSolutions Inc. and Bavarian Nordic A/S. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures.

TPOXX® faces significant competition for government funding for both development and procurement of medical countermeasures for biological, chemical, radiological and nuclear threats, diagnostic testing systems, and other emergency preparedness countermeasures.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than products that we may develop. In addition, our commercial opportunities could be reduced or eliminated if the funding or procurement behavior of government customers substantially change. Furthermore, we may not be able to compete effectively if our product candidates do not satisfy governmental procurement requirements, particularly requirements of the U.S. Government with respect to medical countermeasure products.

Human Capital Resources

As of February 13, 2026, we had 49 full-time employees. None of our employees are covered by a collective bargaining agreement, and we consider our employee relations to be satisfactory. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants with the overall goal of having an employee base that embraces teamwork and shares a focus for using each person's individual skills, experience and expertise in order to develop and maximize the value of corporate assets, and achieve long-term revenue and earnings growth.

Intellectual Property and Proprietary Rights

An important element of SIGA's business development activities involves the Company's ability to obtain and maintain patent and other intellectual property protection in the U.S. and the rest of the world for its proprietary technologies, drug targets, and potential products and to preserve its trade secrets. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents across various jurisdictions has emerged to date. Accordingly, SIGA cannot predict the type and extent of claims that will be allowed in pending patent applications.

SIGA also relies upon trade secret protection for its confidential and proprietary information. No assurance can be given that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to SIGA's trade secrets or that SIGA can meaningfully protect its trade secrets.

SIGA exclusively owns its key patent portfolios, which relate to its leading drug product, TPOXX® (also known as ST-246, tecovirimat). As of February 20, 2026, the TPOXX® patent portfolio has seven patent families consisting of 26 U.S. utility patents, 101 issued foreign patents, one U.S. utility patent application, and 12 foreign patent applications.

The principal and material issued patents covering TPOXX® are described in the table below.

Patent Number	Country	Protection Conferred	Issue Date	Expiration Date
US 7737168	United States	Method of treating orthopoxvirus infection with ST-246	June 15, 2010	September 4, 2031
US 8039504	United States	Pharmaceutical compositions and unit dosage forms containing ST-246	October 18, 2011	July 23, 2027
US 9233097	United States	Liquid Pharmaceutical formulations containing ST-246	January 12, 2016	August 2, 2031
US 9339466	United States	Certain polymorph of ST-246, method of preparation of the polymorph and pharmaceutical compositions containing the polymorph	May 17, 2016	March 23, 2031
US 9546137	United States	Methods of preparing ST-246	January 17, 2017	August 14, 2033
US 9744154	United States	Polymorphic forms of ST-246 and methods of preparation	August 29, 2017	March 23, 2031

US 9862683	United States	Methods of preparing Tecovirimat	January 9, 2018	August 14, 2033
US 9670158	United States	Amorphous Tecovirimat preparation	June 6, 2017	July 11, 2034
US 9889119	United States	Amorphous Tecovirimat preparation	February 13, 2018	July 11, 2034
US 9907859	United States	ST-246 liquid formulations and methods	March 6, 2018	August 2, 2031
US 10029985	United States	Methods of preparing Tecovirimat	July 24, 2018	August 14, 2033
US 10045963	United States	Amorphous Tecovirimat preparation	August 14, 2018	July 11, 2034
US 10045964	United States	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	August 14, 2018	March 23, 2031
US 10124071	United States	ST-246 liquid formulations and methods	November 13, 2018	August 2, 2031
US 10155723	United States	Methods of preparing Tecovirimat	December 18, 2018	August 14, 2033
US 10406137	United States	Certain polymorphs of ST-246 and pharmaceutical compositions containing the polymorphs	September 10, 2019	March 23, 2031
US 10406103	United States	Rehydration of micronized Tecovirimat monohydrate	September 10, 2019	November 14, 2034
US 10576165	United States	Liquid Pharmaceutical formulations containing ST-246	March 3, 2020	August 2, 2031
US 10864282	United States	Methods of preparing liquid formulations containing ST-246	December 15, 2020	August 2, 2031
US 10662155	United States	Methods of preparing Tecovirimat	May 26, 2020	August 14, 2033
US 10716759	United States	Rehydration of micronized Tecovirimat monohydrate	July 21, 2020	November 14, 2034
US 10933050	United States	Certain polymorphs of ST-246 and pharmaceutical compositions containing the polymorphs	March 2, 2021	March 23, 2031
US 11433051	United States	ST-246 suspension formulations	September 6, 2022	November 27, 2039
US 11779566	United States	ST-246 suspension formulations	October 10, 2023	February 15, 2037
US 11890270	United States	Methods of treating orthopoxvirus using a certain polymorph	February 6, 2024	March 23, 2031
US 12433868	United States	Unit dosages containing a certain polymorph	October 7, 2025	March 23, 2031
SG 184201	Singapore	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	June 22, 2015	March 23, 2031
SG 10201506031U	Singapore	ST-246 liquid formulations and methods	June 11, 2021	August 2, 2031
RU 2578606	Russian Federation	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	March 27, 2016	March 23, 2031
OA 16109	OAPI^/Africa	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	October 31, 2013	March 23, 2031
NZ 602578	New Zealand	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	December 2, 2014	March 23, 2031
MX 326231	Mexico	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	December 11, 2014	April 23, 2027
MX 348481	Mexico	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	June 15, 2017	April 23, 2027
MX 347795	Mexico	ST-246 liquid formulations and methods	May 15, 2017	August 2, 2031
MX 361428	Mexico	Polymorphic forms of ST-246 and methods of preparation	December 6, 2018	March 23, 2031
MX 363189	Mexico	Use of pharmaceutical compositions containing ST-246	March 14, 2019	April 23, 2027
MX 368106	Mexico	ST-246 liquid formulations and methods	September 19, 2019	August 2, 2031
KR 101868117	Korea	ST-246 liquid formulations and methods	June 8, 2018	August 2, 2031
JP 5898196	Japan	Liquid Pharmaceutical formulations containing ST-246	March 11, 2016	August 2, 2031
JP 6018041	Japan	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	October 7, 2016	March 23, 2031
JP 6188802	Japan	Methods of preparing Tecovirimat	August 10, 2017	August 14, 2033
JP 6444460	Japan	Methods of preparing Tecovirimat	December 7, 2018	August 14, 2033
JP 6564514	Japan	Methods of preparing Tecovirimat	August 2, 2019	August 14, 2033

JP 6594303	Japan	Rehydration of micronized Tecovirimat monohydrate	October 4, 2019	November 14, 2034
JP 6843616	Japan	Amorphous Tecovirimat preparation	February 29, 2021	July 11, 2034
JP 7074677	Japan	ST-246 suspension formulations	May 24, 2022	February 15, 2037
JP 7297858	Japan	ST-246 suspension formulations	June 16, 2023	February 15, 2037
JP 7681393	Japan	Amorphous Tecovirimat preparation	May 14, 2025	July 11, 2034
BR 112012023743-8	Brazil	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	February 18, 2020	March 23, 2031
BR 112013002646-4	Brazil	Liquid Pharmaceutical formulations containing ST-246	January 4, 2022	August 2, 2031
CN 2011800245893	China	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	August 26, 2015	March 23, 2031
CN 2013800429237	China	Methods of preparing Tecovirimat	June 20, 2017	August 14, 2033
CN 2017103075357	China	Methods of preparing Tecovirimat	March 6, 2020	August 14, 2033
CN 2014800653387	China	Rehydration of micronized Tecovirimat monohydrate	February 7, 2020	November 14, 2034
CN 202010101449	China	Methods of preparing Tecovirimat	June 20, 2023	August 14, 2033
CA 2685153	Canada	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	December 16, 2014	April 23, 2027
CA 2866037	Canada	Chemicals, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	May 16, 2017	April 23, 2027
CA 2807528	Canada	Liquid Pharmaceutical formulations containing ST-246	September 25, 2018	August 2, 2031
CA 2966466	Canada	Use of ST-246 to treat orthopoxvirus infections	August 25, 2020	April 23, 2027
CA 2882506	Canada	Methods of preparing Tecovirimat	October 20, 2020	August 14, 2033
CA 2793533	Canada	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	February 26, 2019	March 23, 2031
CA 2917199	Canada	Amorphous Tecovirimat preparation	August 31, 2021	July 11, 2034
CA 2930461	Canada	Rehydration of micronized Tecovirimat monohydrate	August 16, 2022	November 14, 2034
CA 3090294	Canada	Methods of preparing Tecovirimat	January 24, 2023	August 14, 2033
CA 3128535	Canada	Amorphous Tecovirimat preparation	October 15, 2024	July 11, 2034
AU 2011232551	Australia	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	February 26, 2015	March 23, 2031
AU 2011285871	Australia	Liquid Pharmaceutical formulations containing ST-246	August 6, 2015	August 2, 2031
AU 2013302764	Australia	Methods of preparing Tecovirimat	April 5, 2018	August 14, 2033
AU 2014290333	Australia	Amorphous Tecovirimat preparation	February 21, 2019	July 11, 2034
AU 2014353235	Australia	Rehydration of micronized Tecovirimat monohydrate	August 22, 2019	November 14, 2034
AU 2018201499	Australia	Methods of preparing Tecovirimat	May 21, 2020	August 14, 2033
AU 2019208252	Australia	Rehydration of micronized Tecovirimat monohydrate	July 2, 2020	November 14, 2034
AU 20172211295	Australia	ST-246 suspension formulations	May 2, 2022	February 15, 2037
AU 2020202894	Australia	Methods of preparing Tecovirimat	July 7, 2022	August 14, 2033
AU 2022202841	Australia	Methods of preparing Tecovirimat	February 1, 2024	August 14, 2033
AU 2022218556	Australia	ST-246 suspension formulations	November 28, 2024	February 15, 2037
AP 3221	ARIPO*/Africa	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	April 3, 2015	March 23, 2031
ZA 2012/07141	South Africa	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	June 29, 2016	March 23, 2031
ZA 2013/00930	South Africa	Liquid Pharmaceutical formulations containing ST-246	November 25, 2015	August 2, 2031
IL 201736	Israel	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	October 1, 2016	April 23, 2027
IL 236944	Israel	Methods of preparing Tecovirimat	February 1, 2017	August 14, 2033
IL 242665	Israel	Methods of preparing intermediate in the preparation of Tecovirimat	February 1, 2020	April 23, 2027
IL 224430	Israel	Liquid Pharmaceutical formulations containing ST-246	December 27, 2019	August 2, 2031
IL 242666	Israel	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	December 1, 2018	April 23, 2027
IL 221991	Israel	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	October 1, 2019	March 23, 2031
IL 269370	Israel	Compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	December 1, 2020	April 23, 2027
IL 242331	Israel	Amorphous Tecovirimat preparation	March 1, 2021	July 11, 2034
IL 244731	Israel	Rehydration of micronized Tecovirimat monohydrate	September 1, 2021	November 14, 2034
IL 282098	Israel	Rehydration of micronized Tecovirimat monohydrate	April 3, 2023	November 14, 2034

IL 260229	Israel	ST-246 suspension formulations	May 2, 2023	February 15, 2037
BE 1638938	Belgium	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2029
BE 2549871	Belgium	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
BE 2600715	Belgium	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
CH 2549871	Switzerland	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
CH 2600715	Switzerland	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
DE 2549871	Germany	Polymorphic forms of ST-246	August 22, 2018	March 23, 2036
DE 2887938	Germany	Methods of preparing Tecovirimat	January 10, 2018	August 14, 2033
DE 2600715	Germany	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
DE 3321253	Germany	Methods of preparing Tecovirimat	February 12, 2020	August 14, 2033
DE 3021836	Germany	Amorphous Tecovirimat preparation	August 27, 2020	July 11, 2034
DE 3043793	Germany	Rehydration of micronized Tecovirimat monohydrate	January 6, 2021	November 14, 2034
DE 3763702	Germany	Amorphous Tecovirimat preparation	December 13, 2023	July 11, 2034
DE 3656763	Germany	Methods of preparing Tecovirimat	December 17, 2025	August 14, 2033
DK 2549871	Denmark	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
DK 2600715	Denmark	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
ES 1638938	Spain	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2029
FR 2887938	France	Methods of preparing Tecovirimat	January 10, 2018	August 14, 2033
FR 2549871	France	Polymorphic forms of ST-246	August 22, 2018	March 22, 2036
FR 2600715	France	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
FR 3321253	France	Methods of preparing Tecovirimat	February 12, 2020	August 14, 2033
FR 3021836	France	Amorphous Tecovirimat preparation	August 27, 2020	July 11, 2034
FR 3043793	France	Rehydration of micronized Tecovirimat monohydrate	January 6, 2021	November 14, 2034
FR 3763702	France	Amorphous Tecovirimat preparation	December 13, 2023	July 11, 2034
FR 3656763	France	Methods of preparing Tecovirimat	December 17, 2025	August 14, 2033
GB 2887938	United Kingdom	Methods of preparing Tecovirimat	January 10, 2018	August 14, 2033
GB 2549871	United Kingdom	Polymorphic forms of ST-246	August 22, 2018	March 22, 2036
GB 2600715	United Kingdom	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031

GB 3321253	United Kingdom	Methods of preparing Tecovirimat	February 12, 2020	August 14, 2033
GB 3021836	United Kingdom	Amorphous Tecovirimat preparation	August 27, 2020	July 11, 2034
GB 3043793	United Kingdom	Rehydration of micronized Tecovirimat monohydrate	January 6, 2021	November 14, 2034
GB 3763702	United Kingdom	Amorphous Tecovirimat preparation	December 13, 2023	July 11, 2034
GB 3656763	United Kingdom	Methods of preparing Tecovirimat	December 17, 2025	August 14, 2033
HK 1179824	Hong Kong	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	June 21, 2019	March 23, 2031
HK 1184639	Hong Kong	Liquid Pharmaceutical formulations containing ST-246	November 12, 2021	October 28, 2033
IT 502017000078377	Italy	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2029
NL 1638938	Netherlands	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 17, 2029
SE 1638938	Sweden	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2029

*African Regional Intellectual Property Organization ("ARIPO") designated contracting states are as follows: Botswana, Gambia, Ghana, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Sierra Leone, Sudan, Swaziland, Tanzania, Uganda, Zambia, and Zimbabwe.

^Organisation Africaine de la Propriété Intellectuelle ("OAPI") designated contracting states are as follows: Benin, Burkina Faso, Cameroon, the Central African Republic, Chad, DRC, Côte d'Ivoire, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Mali, Mauritania, the Niger, Senegal, and Togo.

In addition to the patents listed in the above chart, the principal and material patent applications covering TPOXX® include patent filings in multiple jurisdictions, including the United States, Europe, Asia, and other commercially significant markets. We hold 13 patent applications currently pending with respect to various compositions of TPOXX®, methods of manufacturing, and methods of treatment. Expiration dates for pending patent applications, if granted, will fall between 2031 and 2037.

FDA regulations require that patented drugs be sold under brand names that comply with various regulations. SIGA must develop and make efforts to protect these brand names for each of its products in order to avoid product piracy and to secure exclusive rights to these brand names. SIGA may expend substantial funds in developing and securing rights to adequate brand names for our products. SIGA currently has proprietary trademark rights in SIGA®, TPOXX® and other brands used by us in the United States and certain foreign countries, but we may have to develop additional trademark rights in order to comply with regulatory requirements. SIGA may need to pursue different names and trademarks outside of the U.S. in light of native language and other jurisdictional considerations. SIGA considers securing adequate trademark rights to be important to its business.

Government Regulation

Regulatory Approval Process

Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of any biopharmaceutical product that we may develop. The nature and the extent to which such regulations apply to us vary depending on the nature of each product. In particular, human therapeutic products are subject to rigorous pre-clinical and clinical testing and other approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or regulate the manufacturing, safety, labeling, storage, recordkeeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are complex and require expertise and the expenditure of substantial resources.

In order to test clinically, and to manufacture and market products for diagnostic or therapeutic use, a company must comply with mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries. Before beginning human clinical testing of a potential new drug in the United States, a company must file an Investigational New Drug ("IND") application and receive clearance from the FDA. An IND application is a summary of the pre-clinical studies that were conducted to characterize the drug, including toxicity and safety studies, information on the drug's composition and the manufacturing and quality control procedures used to produce the drug, as well as a discussion of the human clinical studies that are being proposed to evaluate the safety and efficacy of the product.

The pre-marketing clinical program required for approval by the FDA for a new drug typically involves a time-consuming and costly three-phase process. In Phase I, trials are conducted with a small number of healthy subjects to determine the early safety profile, the pattern of drug distribution, metabolism and elimination. In Phase II, trials are conducted with small groups of patients afflicted with a target disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multi-center comparative trials, which may include both controlled and uncontrolled studies, are conducted with patients afflicted with a target disease in order to provide enough data for statistical proof of efficacy and safety required by the FDA and other authorities. Additional trials may be required to evaluate how a new drug interacts with other drugs as well as if the drug has any impact on cardio-vascular or other potential risks.

The FDA closely monitors the progress of each of the three phases of clinical testing and may, in its discretion, reevaluate, alter, suspend or terminate the testing based on the data that have been accumulated to that point and its assessment of the risk/benefit ratio to the patients involved in the testing. Estimates of the total time typically required for carrying out such clinical testing vary between two and 10 years. Upon completion of such clinical testing, a company typically submits a New Drug Application ("NDA") to the FDA that summarizes the results and observations of the drug during the clinical testing. Based on its review of the NDA, the FDA will decide whether to approve the drug and whether to impose any marketing restrictions or require additional post-approval clinical studies. This review process can be quite lengthy, and approval for the production and marketing of a new pharmaceutical product can require a number of years and substantial funding. There can be no assurance that any approval will be granted on a timely basis, if at all. In some circumstances, a new formulation of an approved product may be reviewed through a supplemental NDA process which relies in part on the prior approval of the initial formulation.

The FDA amended its regulations, effective June 30, 2002, to include the "Animal Rule" in circumstances that would permit the typical clinical testing regime to approve certain new drug and biological products used to reduce or prevent the toxicity of chemical, biological, radiological, or nuclear agents not otherwise naturally present for use in humans based on evidence of safety in healthy subjects and evidence of effectiveness derived only from appropriate animal studies and any additional supporting data. The FDA has indicated that approval for therapeutic use of TPOXX® for smallpox was determined under the "Animal Rule."

Once a product is approved for sale, FDA regulations govern the manufacturing and marketing activities, and a post-marketing testing and surveillance program may be required to monitor a product's usage and effects. Product approvals may be withdrawn if compliance with regulatory standards is not maintained. Many other countries in which products developed by us may be marketed impose similar regulatory processes.

FDA regulations also make available an alternative regulatory mechanism that may lead to use of the product under limited circumstances. The Emergency Use Authorization ("EUA") authority allows the FDA Commissioner to strengthen the public health protections against biological, chemical, radiological and nuclear agents that may be used to attack the American people or the U.S. armed forces. Under this authority, the FDA Commissioner may allow medical countermeasures to be used in an emergency to diagnose, treat or prevent serious or life-threatening diseases or conditions caused by such agents when appropriate findings are made concerning the nature of the emergency, the availability of adequate and approved alternatives, and the quality of available data concerning the drug candidate under consideration for emergency use.

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the European Union ("EU") and the United Kingdom ("UK"), before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product authorization, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under EU regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicinal products produced by biotechnology or those medicinal products containing new active substances for specific indications such as the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, viral diseases and designated orphan medicines, and optional for other medicines which are highly innovative. Under the centralized procedure, a marketing application is submitted to the European Medicines Agency ("EMA") where it will be evaluated by the Committee for Medicinal Products for Human Use and a favorable opinion typically results in the grant by the European Commission of a single marketing authorization that is valid for all EU Member States within 67 days of receipt of the opinion. The decentralized procedure provides for approval by one or more "concerned" member states based on an assessment of an application performed by one member state, known as the "reference" member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

The initial marketing authorization granted in the EU is valid for five years. Once renewed, the authorization is usually valid for an unlimited period unless the national competent authority or the EMA decides on justified grounds relating to pharmacovigilance, which could include exposure of an insufficient number of patients to the product concerned, to proceed with one additional five-year renewal. The renewal of a marketing authorization is subject to a re-evaluation of the risk-benefit balance of the product by the national competent authorities or the EMA.

In addition, products in the EU and the UK may be eligible for grant of marketing authorization under "exceptional circumstances" if an applicant for marketing authorization can demonstrate that comprehensive data on the efficacy and safety of the product under normal conditions of use cannot be provided due to certain specified objective and verifiable reasons such as the rarity of the target disease and because ethical considerations prevent the conduct of the necessary clinical studies. A marketing authorization granted under "exceptional circumstances" is valid for five years but is subject to annual reassessments that consider whether data generated pursuant to the specific obligations continue to confirm the positive benefit-risk profile of the product. These annual reassessments determine whether the product's marketing authorization should be maintained, changed, suspended, or withdrawn based on its benefit-risk profile.

On January 10, 2022, the EMA approved SIGA's Marketing Authorisation Application (MAA) for oral tecovirimat, the same formulation that was approved by the FDA in July 2018 under the brand name TPOXX®, under "exceptional circumstances." The EMA approval includes labeling for oral tecovirimat indicating its use for the treatment of smallpox, mpox, cowpox, and vaccinia complications following vaccination against smallpox. The MAA was filed under the centralized application process, which, upon approval, enables sales, including procurement for stockpiling, of oral tecovirimat in all EU Member States, as well as Norway, Iceland, and Liechtenstein.

The United Kingdom left the European Union on January 31, 2020 (commonly referred to as "Brexit"), with a transitional period that expired on December 31, 2020. The United Kingdom and the European Union entered into a trade agreement known as the Trade and Cooperation Agreement, which went into effect on January 1, 2021. On July 8, 2022, the United Kingdom's Medicines and Healthcare products Regulatory Agency ("MHRA") approved oral tecovirimat under "exceptional circumstances" for the treatment of smallpox, mpox, cowpox, and vaccinia complications following vaccination against smallpox in adults and children with a body weight of at least 13kg. Since the regulatory framework in the United Kingdom covering the quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of other product candidates in the United Kingdom.

Legislation and Regulation Related to Bioterrorism Counteragents and Pandemic Preparedness

Because our drug candidates are intended for the treatment of diseases that may result from acts of bioterrorism or biowarfare or for pandemic preparedness, they may be subject to the specific legislation and regulation described below and elsewhere in this Annual Report on Form 10-K.

Project BioShield

Project BioShield and related 2006 federal legislation provide procedures for biodefense-related procurement and awarding of research grants, making it easier for HHS to commit funds to countermeasure projects. Project BioShield provides alternative procedures under the Federal Acquisition Regulation, the general rubric for acquisition of goods and services by the U.S. Government, for procuring property or services used in performing, administering or supporting biomedical countermeasure research and development. In addition, if the Secretary of HHS deems that there is a pressing need, Project BioShield authorizes the Secretary of HHS to use an expedited award process, rather than the normal peer review process, for grants, contracts and cooperative agreements related to biomedical countermeasure research and development activity.

Under Project BioShield, the Secretary of HHS, with the concurrence of the Secretary of the U.S. Department of Homeland Security and upon the approval of the President, can contract to purchase unapproved countermeasures for the Strategic Stockpile in specified circumstances. The U.S. Congress is notified of a recommendation for a Strategic Stockpile purchase after Presidential approval. Project BioShield specifies that a company supplying the countermeasure to the Strategic Stockpile is paid on delivery of a substantial portion of the countermeasure. To be eligible for purchase under these provisions, the Secretary of HHS must determine that there are sufficient and satisfactory clinical results or research data, including data, if available, from pre-clinical and clinical trials, to support a reasonable conclusion that the countermeasure will qualify for approval or licensing within eight years. Project BioShield also allows the Secretary of HHS to authorize the emergency use of medical products that have not yet been approved by the FDA. To exercise this authority, the Secretary of HHS must conclude that:

- the agent for which the countermeasure is designed can cause serious or life-threatening disease;

- the product may reasonably be believed to be effective in detecting, diagnosing, treating or preventing the disease;

- the known and potential benefits of the product outweigh its known and potential risks; and

- there is no adequate alternative to a product that is approved and available.

Although this provision permits the Secretary of HHS to circumvent FDA approval (entirely, or in part) for procurement and use, its use in this manner would likely be limited to rare circumstances.

Public Readiness and Emergency Preparedness Act

The Public Readiness and Emergency Preparedness Act (the "PREP Act") provides immunity for manufacturers from claims under state or federal law for "loss" arising out of the administration or use of a "covered countermeasure" in the United States. However, injured persons may still bring a suit for "willful misconduct" against the manufacturer under some circumstances. "Covered countermeasures" include security countermeasures and "qualified pandemic or epidemic products," including products intended to diagnose or treat pandemic or epidemic disease, as well as treatments intended to address conditions caused by such products. For these immunities to apply, the Secretary of HHS must issue a declaration in cases of public health emergency or "credible risk" of a future public health emergency. Since 2007, the Secretary of HHS has issued twelve declarations under the PREP Act to protect from liability countermeasures that are necessary to prepare the nation for potential pandemics or epidemics, including a declaration on October 10, 2008 that provides immunity from tort liability as it relates to smallpox. The PREP Act Declaration for smallpox countermeasures was amended by the Secretary of HHS in 2022 to emphasize that it covers mpox virus, add qualified persons to administer vaccines and therapeutics to address the current public health emergency caused by the 2022 outbreak of mpox cases and the risk of future public health threats arising from orthopoxviruses, and to extend protection from December 31, 2022 to December 31, 2032.

Foreign Regulation

As noted above, in addition to regulations in the United States, we might be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our drug candidates. Regardless of any FDA approval of a product, we may have to obtain approval of that product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The actual time required to obtain clearance to market a product in a particular foreign jurisdiction varies substantially, based upon the type, complexity and novelty of the pharmaceutical drug candidate, the specific requirements of that jurisdiction, and in some countries whether the FDA has previously approved the drug for marketing. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary from country to country. Certain foreign jurisdictions, including the European Union, United Kingdom and Canada, have adopted certain biodefense-specific regulations akin to those available in the United States such as a procedure similar to the "Animal Rule" promulgated by the FDA for review and potential approval of biodefense products.

Regulations Regarding Government Contracting

The status of an organization as a government contractor in the United States and elsewhere means that the organization is also subject to various statutes and regulations, including the Federal Acquisition Regulation, which governs the procurement of goods and services by agencies of the United States. These governing statutes and regulations can impose stricter penalties than those normally applicable to commercial contracts, such as criminal and civil damages liability and suspension and debarment from future government contracting. In addition, pursuant to various statutes and regulations, government contracts can be subject to unilateral termination or modification by the government for convenience in the United States and elsewhere, detailed auditing requirements, statutorily controlled pricing, sourcing and subcontracting restrictions and statutorily mandated processes for adjudicating contract disputes.

Availability of Reports and Other Information

Our internet address is www.siga.com. Our investor relations website is located at https://investor.siga.com. We make available free of charge on our investor relations website under "Financials" our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, our directors' and officers' Section 16 reports and any amendments to those reports as soon as reasonably practicable after filing or furnishing such materials to the SEC. They are also available for free on the SEC's website at www.sec.gov.

We use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Investors should monitor such website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information relating to our corporate governance is also included on our investor relations website, including copies of our Code of Ethics and Business Conduct, Corporate Governance Guidelines, and the charters of the committees of our Board of Directors. The information in or accessible through the SEC and our website are not incorporated into, and are not considered part of, this filing.

Item 1A. Risk Factors

This report contains forward-looking statements and other prospective information relating to future events. These forward-looking statements and other information are subject to risks and uncertainties that could cause our actual results to differ materially from our historical results or currently anticipated results, including the following:

Risks Related to Our Dependence on Government Contracts

We expect a substantial percentage of our future operating revenues to come from contracts with the U.S. Government for the provision and maintenance of the stockpile of TPOXX® built under the 19C BARDA Contract. If the U.S. Government does not enter into such a contract, or if such contract is materially delayed or smaller than the 19C BARDA Contract, our long-term business, financial condition and operating results could be materially harmed.

The success of our business and our operating results for the foreseeable future will be substantially dependent on the U.S. Government's commitment to maintaining or expanding its stockpile of TPOXX®. Failure to secure in a timely manner and perform additional U.S. Government contracts after the 19C BARDA Contract to substantially maintain or expand the U.S. Government stockpile of TPOXX® could have a material adverse effect on our long-term business, financial condition, results of operations, including losses due to potential inventory write-offs, and prospects. Additionally, the 19C BARDA Contract does not necessarily increase the likelihood that we will secure future comparable contracts with the U.S. Government.

Government contracts require ongoing funding decisions by governments. A substantial percentage of our potential future revenues are expected to come from government contracts. The majority of potential revenue under any future U.S. Government contract will likely be tied to options that may or may not be exercised at the sole discretion of the U.S. Government. Failure of the U.S. Government to exercise its options under a new procurement contract to supply TPOXX® to the U.S. Government could cause our business, financial condition, results of operations and prospects to be materially harmed.

Government-funded contracts often consist of standalone procurement orders or a base period of performance followed by options for the performance of certain future activities. The value of goods and services subject to options may constitute the majority of the total value of the underlying contract, as in the case of the 19C BARDA Contract as well as any new contract to continue supplying TPOXX® to the U.S. Government.

The funding of government programs, which fund BARDA's purchases under the 19C BARDA Contract and are expected to fund any new contract to supply TPOXX® to the U.S. Government, is subject to Congressional appropriations, generally made on a fiscal year basis even though a program may continue for several years. Our government customers are subject to political considerations and budgetary constraints, which result in uncertainties as to continued funding of their ongoing programs, including SIGA's contracts.

As of December 31, 2025, all of the options to which most of the contract value of the 19C BARDA Contract is tied have been exercised. There is no guarantee that we will be able to enter into a new contract to supply TPOXX® to the U.S. Government, or if we do, whether the U.S. Government will exercise its options under such new procurement agreement. If the U.S. Government fails to exercise its options under such new procurement agreement, if any, our business, financial condition, results of operations and prospects may suffer materially.

Government procurement contracts are mostly set at fixed prices determined at inception of the contract based on estimates of the time, resources and expenses required to perform these contracts. If our estimates are not accurate, we may not be able to earn an adequate return or may incur a loss under these arrangements.

Previously exercised options under our government procurement contracts, including the 19C BARDA Contract, were predominately fixed price. We expect that any future contracts with the U.S. Government and foreign governments for TPOXX®, as well as contracts for other biodefense product candidates, would also be predominantly fixed-price arrangements with potential moderate annual increases. Under a fixed-price contract, we are required to deliver our products at a fixed price determined at the inception of the contract regardless of the actual costs we incur, and to absorb any costs incurred in satisfaction of our obligations. Our failure to secure financial terms, including price, generally consistent with our prior agreements, anticipate significant technical problems, estimate costs accurately or control costs during performance of a fixed-price contract could reduce the profitability of such contract, or if severe, cause a loss, which could in turn negatively affect our operating results.

Laws and regulations affecting government contracts and grants might make it more costly and difficult for us to successfully conduct our business.

Our business with the U.S. Government, international governments, and any future business with state and local governmental agencies is subject to specific procurement regulations and a variety of other legal and compliance obligations. These laws and rules include those related to procurement integrity, rates and pricing of services and goods to be reimbursed by the U.S. Government, export control, government security regulations, employment practices, protection of the environment, accuracy of records and the recording and reporting of costs, and foreign corrupt practices. Among the most significant government contracting regulations that affect our business are:

- the Federal Acquisition Regulation and other agency-specific regulations supplemental to the Federal Acquisition Regulation, which comprehensively regulate the procurement, formation, administration and performance of U.S. Government contracts;

- the business ethics and public integrity obligations that govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act and the Foreign Corrupt Practices Act ("FCPA"); and

- export and import control laws and regulations, including laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Compliance with these obligations increases our performance and compliance costs. Failure to comply with these regulations and requirements could lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time and could result in significant civil or criminal penalties. The termination of a government contract as a result of our failure to satisfy any of these obligations would have a material negative impact on our operations and harm our reputation and ability to procure other government contracts or grants in the future.

Unfavorable provisions in government contracts and grants, some of which may be customary, may harm our future business, financial condition and potential operating results.

Government contracts and grants customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts, including (but not limited to) provisions that allow the government to:

- terminate existing contracts or grants, in whole or in part, for any reason or no reason;

- unilaterally reduce or modify grants, contracts or subcontracts, including through the use of equitable price adjustments;

- cancel multi-year contracts or grants and related orders if funds for performance for any subsequent year become unavailable;

- decline to exercise an option to renew, or to exercise the maximum amount specified in, a contract or grant;

- claim rights to products or assets, including intellectual property, developed under a contract or grant;

- take actions that result in a longer development timeline or higher costs than expected;

- suspend or debar a contractor from doing business with the government or a specific government agency due to regulatory or compliance failures;

- pursue criminal or civil remedies under the False Claims Act and the False Statements Accountability Act; and

- control or prohibit the export of products.

Generally, government contracts, including the 19C BARDA Contract, contain provisions permitting unilateral termination or modification, in whole or in part, at the government's convenience. Under general principles of government contracting law, if the government terminates a contract or grant for convenience, the terminated company may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract or grant for default, the defaulting company is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source. Our government contracts and grants could be terminated under these circumstances.

A U.S. Government shutdown could materially adversely affect our business, results of operations, and financial condition.

Each year, the U.S. Congress must pass all spending bills in the federal budget. If any such spending bill is not timely passed, a government shutdown may close many federally run operations, and halt work for federal employees unless they are considered essential or such work is separately funded by a continuing resolution or by industry.

A significant portion of our revenue is derived from contracts with U.S. federal agencies. The U.S. continues to face a changing geopolitical environment, along with certain fiscal and economic challenges, and uncertainty exists regarding how future budget and program decisions will unfold. During periods of federal government shutdowns, many government agencies and contracting offices cease operations or operate at reduced capacity. These shutdowns may delay funding decisions, new contract awards, contract modifications, and may result in the suspension of ongoing work under existing contracts.

In the event of a prolonged shutdown, we may experience delays in securing new procurement contracts, which could result in reduced revenue. Even after government operations resume, it may take additional time for normal contracting activities to resume.

Government shutdowns can also create uncertainty in federal budgeting and procurement priorities, which could reduce future opportunities for our products. The timing and duration of any shutdown are unpredictable, and we cannot estimate the ultimate effect on our business. Any prolonged or repeated shutdowns could have a material adverse effect on our financial condition, results of operations, and ability to execute our strategic objectives.

Our business could be adversely affected by a negative audit by the U.S. Government.

U.S. Government agencies, such as the Defense Contract Audit Agency (the "DCAA"), routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts and grants, cost structure, and compliance with applicable laws, regulations and standards.

The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any cost found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, a contractor may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, debarment or prohibition from doing business with the U.S. Government. Such actions could materially damage our business and could also negatively affect our reputation.

Risks Related to Regulatory Approvals

If we are not able to obtain regulatory approvals for certain additional indications of TPOXX® from the FDA, we may not be able to realize the full benefits of any U.S. Government contracts or may not be able to commercialize such indications other than through existing sales to the U.S. Government, and our ability to generate future revenue could be materially impaired.

The development and commercialization of additional indications for TPOXX® in the U.S., such as use for smallpox post-exposure prophylaxis ("PEP"), including the testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries and jurisdictions. We could fail to achieve FDA or other regulatory approval of certain indications of TPOXX®, or there could be delays in such approval of TPOXX®, or the approved labeling for such indications of TPOXX® may differ from expectations. For example, in connection with a potential FDA label expansion of oral TPOXX® for an indication covering PEP, we completed an immunogenicity trial in 2023 and originally targeted a supplemental NDA submission in 2024. Because samples from that trial are being reanalyzed by the U.S. Centers for Disease Control and Prevention which has been impacted by recent U.S. Government shutdowns, the Company is now targeting a supplemental NDA submission within the next twelve months.

Failure to obtain regulatory approval of the PEP indication may prevent us from getting procurement orders from the U.S. Government for the post-exposure prophylaxis indication and may impact other regulatory authorities' future review of other indications of TPOXX®, which in turn, could adversely impact potential sales of TPOXX® in other countries, and such delays or required alterations to regulatory applications could also have a material adverse effect on our future revenue opportunities.

Failure to obtain regulatory approval for new formulations of TPOXX® in the U.S. would prevent us from commercializing TPOXX® in other than the oral and intravenous formulations for smallpox treatment.

We have received FDA approval for the oral and intravenous formulations of TPOXX® in the U.S. for the treatment of smallpox. We have not received FDA approval for the liquid suspension/pediatric formulation or any other formulation of TPOXX®. Because pharmaceutical manufacturers are only permitted to commercialize in the U.S. formulations that have received FDA approval (or in other jurisdictions according to their applicable regulatory and legal frameworks), any regulatory or legal setbacks as described above could have an adverse impact on our ability to sell TPOXX® in other formulations.

Failure to maintain existing regulatory approvals or obtain future regulatory approvals in additional international jurisdictions could prevent us from marketing our products in certain jurisdictions abroad.

To market our products in certain foreign jurisdictions, we need to maintain existing regulatory approvals or may need to obtain additional regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedures vary among countries and can involve additional testing and differing manufacturing or labeling requirements. Coming into compliance with and maintaining compliance with such requirements may take substantial time, including prior to approval, and delay commercial activities in those jurisdictions.

The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval for expanded indications or new formulations of TPOXX®. We may be unable to maintain existing regulatory approvals or may not be successful in obtaining additional foreign regulatory approvals on a timely basis, if at all. Regulatory approval by the FDA, which we obtained for oral and IV TPOXX®, and by Health Canada, for oral TPOXX®, in each case for the treatment of smallpox, or by additional foreign regulatory authorities such as European Medicines Agency (EMA), the Japanese Pharmaceuticals and Medical Devices Agency, and the U.K. Medicines and Healthcare Products Regulatory Agency (MHRA), which we obtained for oral TPOXX® for the treatment of smallpox, monkeypox ("mpox"), cowpox, and vaccinia complications following vaccination against smallpox, does not ensure continued approval in those jurisdictions or approval by additional regulatory authorities in other foreign countries or jurisdictions or by the FDA for additional indications or new formulations.

The EMA and MHRA approved TPOXX® under "exceptional circumstances" under the brand name Tecovirimat-SIGA. These regulators granted marketing authorizations under "exceptional circumstances" because it was not possible to obtain complete efficacy and safety information about the product due to the rarity of smallpox and other orthopoxviruses and because ethical considerations prevented conducting the necessary clinical studies. The Tecovirimat-SIGA marketing authorizations under "exceptional circumstances" are subject to certain specific obligations to gather additional data post-approval to help confirm the product's safety and efficacy. All "exceptional circumstances" marketing authorizations are subject to annual reassessments that consider whether data generated pursuant to the specific obligations continue to confirm its positive benefit-risk profile. These annual reassessments determine whether the product's marketing authorization should be maintained, changed, suspended, or withdrawn based on its benefit-risk profile.

On July 24, 2025, the EMA's Committee for Medicinal Products for Human Use (CHMP) closed its third annual reassessment for Tecovirimat-SIGA and initiated a referral procedure for the product following questions over its effectiveness in the treatment of mpox. These questions were raised following receipt of results from certain non-SIGA sponsored clinical trials evaluating tecovirimat as a potential mpox treatment including the PALM007 and STOMP clinical trials. In the referral procedure, CHMP reviewed all available data on the safety and efficacy of Tecovirimat-SIGA for all its authorized indications in order to make a recommendation to the European Commission whether the marketing authorization should be maintained, modified, suspended or withdrawn. The CHMP is expected to meet in March to issue its recommendation. We expect the CHMP will confirm the positive benefit-risk balance of Tecovirimat-SIGA as a treatment for smallpox, cowpox, and vaccinia complications, and maintain those indications in the product label. Regarding mpox, based on the results of the mpox clinical trials, we expect the CHMP will recommend withdrawal of the mpox indication. In the UK, Tecovirimat-SIGA is undergoing an annual reassessment by the MHRA. This reassessment, which is ongoing, is substantially similar to the EMA's annual reassessment process and could result in a similar outcome.

If the CHMP recommends withdrawal of the mpox indication, and European Commission adopts the recommendation of the CHMP, it could negatively impact our anticipated revenue from Tecovirimat-SIGA and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, failure to obtain or maintain approval in one jurisdiction may impact our ability to obtain approvals elsewhere. We may not be able to maintain existing approvals or may be unable to file for or receive necessary regulatory approvals to commercialize our products in new markets, in which case, our addressable market may be reduced and our ability to realize the full potential of our products and product candidates may be harmed and our business, financial condition, results of operations and prospects may be adversely affected.

Risks Related to Commercial and International Activities

Changing political or social factors and opposition, such as protests and potential related litigation, may delay or impair our ability to market TPOXX® and any other biodefense product candidates and may require us to spend time and money to address these issues.

Products developed to treat diseases caused by or to combat the threat of bioterrorism or biowarfare are subject to changing political and social environments. The political and social responses to bioterrorism and biowarfare have been unpredictable and much debated. Changes in political leadership, such as the latest change in the U.S. Presidential administration, as well as changes in the perception of the risk that military personnel or civilians could be exposed to biological agents as weapons of bioterrorism or biowarfare may delay or cause resistance to bringing investigational products to market or limit pricing or purchases of approved products, any of which could materially harm our business.

Lawsuits, protests or other negative publicity may adversely affect the degree of market acceptance of, and thereby limit the demand for, TPOXX® and any biodefense product candidates. In such event, our ability to market and sell such products may be hindered, the commercial success of TPOXX® and other products we develop may be harmed and we may need to expend time, attention and resources addressing such legal or publicity issues, thereby reducing our revenues and having a material adverse impact on our business.

Our ability to grow our business partly depends on our ability to achieve recurring sales of TPOXX® to customers other than the U.S. Government, which may increase our exposure to risks associated with conducting business in international markets.

An element of our business strategy is to sell TPOXX® internationally to foreign governments on a recurring basis. These non-U.S. Government customers include foreign governments, as well as state and local governments, non-governmental organizations focused on global health like the World Health Organization, health care institutions like hospitals (domestic and foreign) and certain large business organizations interested in protecting their employees against global threats and protecting first responders in cases of emergencies.

If we fail to obtain recurring sales of TPOXX® to customers other than the U.S. Government, our business and opportunities for growth could be limited.

In addition, the expansion of our international presence may increase certain risks, which include:

- foreign governments imposing withholding or other taxes on remittances and other payments to us or the amount of any such taxes may increase;

- potential difficulties enforcing agreements, making product deliveries, satisfying product and process requirements of non-U.S. jurisdictions, collecting receivables and protecting our intellectual property and other assets;

- regional safety and security considerations;

- increased costs and risks and uncertainties relating to exportation, shipping and transportation of our products, including the impact of any trade disputes or other trade barriers, such as the imposition and enforceability of new or increased tariffs, any retaliatory actions taken by counties impacted by such tariffs and uncertainties regarding the ability to obtain refunds for previously paid tariffs that have subsequently been invalidated; and

- increased management and infrastructure costs.

See the risk factor below titled "*The Company is subject to complex and changing laws and regulations worldwide, which exposes the Company to potential liability, increased cost, and other adverse effects on the Company's business*" for more discussion of this risk. We cannot predict the ultimate impact such events might have on the Company's business, financial condition and results of operations.

We reacquired international promotional rights and we may be unable successfully to expand our internal international sales and marketing capabilities or enter into agreements with third parties outside of the U.S.

Pursuant to the International Promotion Agreement described under "Business," we previously granted a third party, Meridian Medical Technologies ("Meridian") exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in all geographic regions except for the United States (the "Territory"). In June 2024, we reacquired international promotional rights from Meridian. Our ability to maintain existing international customer relationships and contracts as well as generate future international relationships and contracts will depend on our ability to identify, hire and train qualified personnel. At present, we continue to adjust the staffing and key focal points of the international marketing organization; as such, the build out of the international marketing organization is subject to additional refinements and adjustments.

For contracts with international customers that were originated by Meridian in prior years and remain active, we are reliant on Meridian to collect payments from such customers, and to remit to us our share of such payments.

Under the terms of the Amended International Promotion Agreement, Meridian remains responsible for collecting payments from customers under certain legacy contracts and remitting such payments to us on a quarterly basis. As a result, we rely on Meridian's ability to collect and remit payment to us in a timely manner. Meridian could fail to perform such obligations adequately, cease operations abruptly or become insolvent, or our relationships with Meridian may otherwise change adversely. Any of the foregoing could adversely impact our business, financial condition and operating results as a result.

Although TPOXX® is currently stockpiled by certain governments and not sold commercially, in the future we may be required to perform additional clinical trials or change the labeling of TPOXX® if we or others identify side effects after a product is on the market, which could harm future sales of such product.

If we or others identify side effects of any approved product, or if manufacturing problems occur:

- regulatory approval may be withdrawn;

- reformulation of our products, additional clinical trials or other testing or changes in labeling of our products may be required;

- changes to or re-approvals of manufacturing facilities we use may be required;

- sales of the affected products may drop significantly;

- our reputation in the marketplace may suffer; and

- lawsuits, including class action suits, may be brought against us.

Any of the above occurrences could harm or prevent future sales of the affected product or could increase the costs and expenses of commercializing and marketing these products, which could adversely affect our business, financial condition and results of operations.

We are subject to complex and changing laws and regulations worldwide, which exposes us to potential liability, increased cost, and other adverse effects on our business.

Some laws and regulations governing our business, including the FCPA and many other global anti-corruption laws, may hold us liable for the actions of our employees as well as those of our third-party partners. Although we have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance our employees, contractors, third parties or agents will not violate such laws and regulations or our policies and procedures.

Failure to comply with such laws and regulations could adversely affect our business, reputation, financial condition, or ability to procure government contracts. Indeed, violations of the FCPA can result in significant civil and criminal penalties that can be levied on us and its executives. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. Government until the pending claims are resolved and conviction under the FCPA can result in long-term disqualification as a government contractor. The SEC may also suspend or bar issuers from trading securities on U.S. stock exchanges for violations of the FCPA.

We have incurred in the past, and could incur net losses in the future, including if we fail to enter into a new procurement contract with the U.S. Government.

While we believe our current cash position is strong, our ability to continue to fund future operations will be substantially impacted by potential cash flows from any new procurement contract with the U.S. Government. If we fail to enter into a new U.S. Government procurement contract or cash flows from such procurement contract are significantly delayed or significantly different from expectations, or if operating expenses or other expenses meaningfully exceed our expectations or cannot be adjusted accordingly, then our business, financial condition, results of operations and prospects could be materially adversely affected.

Risks Related to Manufacturing, Storage and Our Dependence on Third Parties

We currently rely on third parties for manufacturing and raw materials of TPOXX® and for managing our inventory. If these third parties do not perform as contractually required or as we expect, and we are unable to find an alternative third party to provide these services, we may not be able to successfully satisfy our obligations under any contracts, including the 19C BARDA Contract and any future U.S. Government procurement contract, and our business would suffer.

We currently rely on third-party manufacturers and service providers to provide raw materials and manufacture, package, test and ship TPOXX®. Under the 19C BARDA Contract, we are responsible for the performance of these third-party contractors, and our contracts with these third parties give us certain supervisory and quality control rights, but we do not exercise day-to-day control over their activities.

If a third-party provider fails to comply with applicable laws and regulations, fails to meet expected deadlines, fails to conduct trials in accordance with regulatory requirements or our stated protocols, experiences shortages or delays, or otherwise does not carry out its contractual duties to us, or encounters physical damage or natural disaster or disruptions at its facilities, our ability to meet our obligations under any contract including the 19C BARDA Contract or any future U.S. Government procurement contract, or to develop, obtain approval of and commercialization of other indications of TPOXX® or other drug candidates, could be significantly impaired or delayed. We do not currently have the internal capacity to perform these important functions, must contract with alternative third parties if our existing third-party providers are unable to fulfill their contractual duties, and may not be able to maintain commercial arrangements for these services on reasonable terms.

In addition, the facilities used by our third-party manufacturers must be approved by the FDA and comparable foreign regulatory authorities. If our third-party manufacturers including any we contract with in the future, cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. If the FDA or a comparable foreign regulatory authority does not approve the facility of a third-party manufacturer for the manufacture of TPOXX®, or if it withdraws any such approval in the future, it may significantly impact our ability to commercialize TPOXX®.

For example, Patheon, the manufacturer for IV TPOXX®, notified us that it will be closing the manufacturing line on which it manufactures IV TPOXX® in 2026. We have contracted with an alternative third-party manufacturer and are in the process of transferring the manufacturing process for IV TPOXX® to such third party. This manufacturing process is complex, and it may take significant time and resources to complete the transfer. In addition, upon completion, the third-party's manufacturing facility will need to obtain FDA approval for the manufacture of IV TPOXX®. Failure to timely complete the transfer of the manufacturing process or to obtain FDA approval for the third-party manufacturing facility could hinder our ability to meet contractual obligations for IV TPOXX® and could cause material adverse consequences for our business.

If third parties on whom we rely for packaging and delivery of our products, are unable to meet the target timing for deliveries to our customers, product revenue recognition may be delayed and our business could suffer.

Additionally, we rely on third-party providers for storing, packaging and delivering certain of our products, including a portion of the stockpile of IV TPOXX® purchased by government under the 19C BARDA Contract that we manage, thereby entrusting such vendor or vendors with the care and handling of a substantial portion of IV TPOXX® inventory. Relying on third parties for storage, packaging and delivery of our products exposes us to risks, including reduced control over timing for delivery and quality assurance. If these third parties experience delays, capacity constraints, quality control problems or other disruptions to their operations, including due to supply chain shortages, natural disasters, health emergencies, pandemics, epidemics, civil unrest, labor disputes, cyber events, trade disputes or other trade barriers, international conflicts or global hostilities, our ability to ship products to our customers could be impaired and we may fail to meet our requirements for timely delivery. Failure to meet our scheduled product deliveries to our customers could cause the loss of sales, delayed revenue recognition or an increase in our costs, which could adversely affect our business, financial condition and results of operations.

If third parties do not manufacture our drug candidates or products in sufficient quantities and at an acceptable cost or in compliance with regulatory or contractual requirements and specifications, the fulfillment of contractual requirements under the 19C BARDA Contract, or any other procurement contract, or the development of our drug candidates could be delayed, prevented or impaired.

If our contract manufacturers are unable to generate enough materials to meet commercial obligations or satisfy clinical needs, the success of drug products may be jeopardized. Our current and anticipated future dependence upon others for the manufacture of our drug candidates may adversely affect our ability to develop drug candidates and perform on commercial contracts on a timely and competitive basis. If our third-party manufacturers' production processes malfunction or contaminate our drug supplies during manufacturing, we may incur significant inventory loss that may not be covered by our contractual provisions or insurance policies.

We currently rely on third parties to demonstrate regulatory compliance, for regulatory and science support and for quality assurance with respect to the drug candidates manufactured for us. We intend to continue to rely on these third parties for these purposes with respect to production of commercial supplies of drugs that we successfully develop. Manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with applicable laws and regulations.

We cannot be certain that our present or future manufacturers will be able to comply with these regulations and other FDA regulatory requirements or similar regulatory requirements outside the U.S. Our government contracts and grants call for compliance with all applicable legal and regulatory requirements, however, we do not control third-party manufacturers and their methods for ensuring adherence to regulatory and legal standards. If we or these third parties fail to comply with applicable regulations, sanctions could be imposed on us which could significantly delay and adversely affect supplies of our drug candidates.

Problems related to large-scale commercial manufacturing could cause an increase in costs or shortages of products or a delay in product launches.

Manufacturing API and finished drug products, especially in large quantities, is complex. Our products require several manufacturing steps at multiple facilities and involve complex techniques to assure quality and sufficient quantity. Our products must be made consistently and in compliance with a clearly defined manufacturing process. Accordingly, it is essential to be able to validate and control the manufacturing process to assure that it is reproducible. Slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage, shipping, quality control and testing, some of which all pharmaceutical companies, including us, experience from time to time, may result in lot failures, delay in the release of lots, product recalls or spoilage. Success rates can vary dramatically at different stages of the manufacturing process, which can lower yields and increase costs. We may experience deviations in the manufacturing process that may take significant time and resources to resolve and, if unresolved, may affect manufacturing output and/or cause us to fail to satisfy contractual commitments, lead to delays in our clinical trials or result in litigation or regulatory action. Such actions would hinder our ability to meet contractual obligations and could cause material adverse consequences for our business.

Risks Related to Product Development

Growth of our business may be impacted significantly by our success in completing development and commercialization of drug candidates, new formulations or additional indications for TPOXX®. If we are unable to commercialize new drug candidates, new formulations, or additional indications, or experience significant delays in doing so, our business may be materially harmed.

We have invested a substantial amount of our efforts and financial resources in the development of our drug candidates. Our ability to generate near-term cash flows is primarily dependent on the success of our smallpox antiviral drug TPOXX®, which has been approved by the FDA in oral and intravenous forms and by select international regulatory agencies in the oral form. The commercial success of our current and future drug candidates, new formulations or additional indications for TPOXX®, will depend on many factors, including:

- successful development, formulation and cGMP scale-up of drug manufacturing that meets FDA requirements;

- successful development of animal models;

- successful completion of non-clinical development, including studies in approved animal models;

- our ability to pay the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

- successful completion of clinical trials;

- receipt of marketing approvals, including the impact of marketing restrictions or required post-approval clinical studies, from the FDA for liquid suspension/pediatric formulations of TPOXX® and similar foreign regulatory authorities;

- establishing arrangements on reasonable terms with suppliers and contract manufacturers;

- manufacturing stable commercial supplies of drug candidates, including availability of raw materials;

- launching commercial sales of the product or new indication/formulation, whether alone or in collaboration with others; and

- acceptance of the product or new indication/formulation by potential government customers, public health experts, physicians, patients, healthcare payers and others in the medical community.

We may rely on FDA regulations known as the "Animal Rule" to obtain approval for most of our biodefense drug candidates. The Animal Rule permits the use of animal efficacy studies together with human clinical safety trials to support an application for marketing approval. These regulations are relied upon only occasionally. It is possible that results from these animal efficacy studies may not be predictive of the actual efficacy of our drug candidates in humans. If we are not successful in completing the development and commercialization of our drug candidates, whether due to our efforts or due to concerns raised by our governmental regulators or customers, our business could be materially adversely affected.

We may not be able to fully commercialize the liquid suspension/pediatric formulation of TPOXX®, or additional indications for TPOXX®, if our clinical trials do not demonstrate adequate safety or our animal studies do not demonstrate adequate efficacy.

Before obtaining regulatory approval for the sale of our drug candidates, extensive development is required. The development of a smallpox treatment candidate requires clinical trials to demonstrate safety and animal studies to demonstrate efficacy. Clinical trials and animal studies, and related work, are resource-intensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials or animal efficacy studies will be successful, and interim results of a clinical trial or animal efficacy study do not necessarily predict final results.

A failure of one or more of our clinical trials or animal efficacy studies can occur at any stage of development. We may experience numerous unforeseen events during, or as a result of, pre-clinical testing and the clinical trial or animal efficacy study process that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including:

- regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- we may decide, or regulators may require us, to conduct additional pre-clinical testing or clinical trials, or we may abandon projects that we expect to be promising, if our pre-clinical tests, clinical trials or animal efficacy studies produce negative or inconclusive results;

- we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

- regulators or institutional review boards may require that we hold, suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements;

- the resources required to manage and oversee our clinical trials could escalate and become cost prohibitive;

- our governmental regulators may impose requirements on clinical trials, pre-clinical trials or animal efficacy studies that we cannot meet or that may prohibit or limit our ability to perform or complete the necessary testing in order to obtain regulatory approval;

- any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable;

- we may not be successful in recruiting a sufficient number of qualifying subjects for our clinical trials;

- the effects of our drug candidates may not be the desired effects or may include undesirable side effects or the drug candidates may have other unexpected characteristics; or

- the required resources, regulations, or challenges associated with animal studies may increase and make our studies more difficult.

Liquid Suspension/Pediatric TPOXX® formulations are currently in product development and there can be no assurance of successful development or ultimate commercialization.

The fact that the FDA has approved the oral and IV formulations of TPOXX® does not guarantee that our approach to drug development will be effective or will result in the successful commercialization of the liquid suspension/pediatric formulation of TPOXX®, any new indication such as post-exposure prophylaxis, of TPOXX® or any other drug we seek to develop. We cannot predict with certainty whether any other drug candidate or expanded indication resulting from our research and development efforts will be approved by the FDA.

All of our potential drug candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that our drug candidates will not or cannot:

- be shown to be safe, non-toxic and effective;

- otherwise meet applicable regulatory standards;

- receive the necessary regulatory approvals;

- develop into commercially viable drugs;

- be manufactured or produced economically and on a large scale;

- be successfully marketed;

- be paid for by governmental procurers or be reimbursed by governmental or private insurers; or

- achieve customer acceptance.

In addition, third parties may seek to preclude us from marketing our drugs through enforcement of their proprietary or intellectual property rights that we are not aware of, or third parties may succeed in marketing equivalent or superior drug products that do not infringe our intellectual property. Our failure to develop safe, commercially viable future drug candidates or obtain approval for expanded indications and formulations of TPOXX® could have a material adverse effect on our ability to grow our business, and impair our financial condition and operations.

<u>Risks Related to Our Intellectual Property</u>

Our ability to compete may decrease if we do not adequately protect our intellectual property rights.

Our commercial success will depend in part on our ability to obtain and maintain regulatory exclusivity, patent and other intellectual property protection for our proprietary technologies, drug targets and potential products and to preserve our trade secrets and trademark rights. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining regulatory, patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents worldwide has emerged to date. Accordingly, we cannot definitively predict the type and breadth of claims allowed in patents covering our products.

SIGA exclusively owns its key patent portfolios, which relate to its leading drug product, TPOXX® (also known as ST-246, tecovirimat). As of February 20, 2026, the TPOXX® patent portfolio has seven patent families consisting of 26 U.S. utility patents, 101 issued foreign patents, one U.S. utility patent application, and 12 foreign patent applications.

We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of trade secrets and proprietary information, we require our employees, consultants and some collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements may not provide meaningful protection for our trade secrets, confidential information or inventions in the event of unauthorized use or disclosure of such information, and adequate remedies may not exist in the event of such unauthorized use or disclosure.

If our technologies are alleged or found to infringe the patents or proprietary rights of others, we may be sued, we may have to pay damages or be barred from pursuing a technology, or we may have to license those rights from and pay royalties to others on unfavorable terms. If we are sued, even if we prevail, such litigation may be costly.

Our commercial success will depend significantly on our ability to operate without infringing the patents or proprietary rights of third parties. Our technologies, or the technologies of third parties on which we may depend, may infringe the patents or proprietary rights of others. If there is an adverse outcome in any dispute concerning rights to these technologies, then we could be subject to significant liability, required to license disputed rights from or to other parties and/or required to cease using a technology necessary to carry out our research, development and commercialization activities. We do not currently license any patent rights from third parties relative to TPOXX®.

If our patents are challenged and found to be invalid or unenforceable, the value of our products could be harmed, and we could be subject to competition earlier than we anticipated.

The costs to establish or defend against claims of infringement or interference with patents or other proprietary rights can be expensive, distracting and time-consuming, even if the outcome is favorable. An outcome of any patent or proprietary rights administrative proceeding or litigation that is unfavorable to us may cause us to incur significant costs, and have a material adverse effect on us. Additionally, we may not prevail in any such action and such litigation often takes years to resolve creating business uncertainty if we are not able to resolve it quickly.

Furthermore, like many biopharmaceutical companies, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. It is possible that we and/or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations.

<u>Risks Related to Our Common Stock</u>

Affiliates of MacAndrews & Forbes Incorporated (together with its affiliates "MacAndrews") have substantial ownership of SIGA stock and their interests may differ from the interests of other stockholders.

MacAndrews holds, directly or indirectly, approximately 34% of outstanding shares of SIGA stock. Due to MacAndrews' substantial ownership percentage and the rights under the securities purchase agreement (the "Securities Purchase Agreement") that was signed in 2003 between SIGA and an affiliate of MacAndrews, MacAndrews has a level of influence over us and our subsidiaries that other investors do not have.

The concentration of ownership and voting power of MacAndrews will limit other stockholders' ability to influence corporate matters and may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of MacAndrews. Also, the concentration of voting power with MacAndrews could result in actions by the Company with which other stockholders do not agree.

A future issuance of preferred stock may adversely affect the rights of the holders of our common stock.

Our certificate of incorporation allows our Board of Directors (the "Board") to issue up to 20,000,000 shares of preferred stock and to fix the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of these shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control.

General Risk Factors

Global infectious disease outbreaks, such as the COVID-19 pandemic, or climate-related matters could negatively impact the global economy on a broad scale and our business in particular.

The COVID-19 pandemic caused significant societal and economic disruption. The direct and indirect impacts of the pandemic were significant and broad-based, including supply chain disruptions and labor shortages that started during the pandemic and continue to represent business and financial risks. As such, the Company is continually coordinating with service providers and vendors, in particular third party contract manufacturing organizations that constitute our supply chain, with respect to risks and mitigating actions.

While the Company has not identified or been notified by government customers of impediments to the continued full performance of their government contracts, future global infectious disease outbreaks or climate-related matters could have material adverse impact on the financial condition of the Company and its long-term operating performance.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, materially change the risk profile of the Company and/or adversely affect our operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing businesses. In addition, we may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or consummating any such agreement. Even if we do consummate an acquisition, in connection therewith we may be required to issue equity (thereby diluting our current stockholders) or debt, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition, or the acquired business could otherwise fail to meet our expectations, which, in each case, could have a material adverse effect on our business projections, financial condition, results of operations and prospects.

The health security markets in which we compete and will compete are highly competitive.

The health security industry is characterized by rapid and significant technological change. Our success will depend on our ability to develop and apply our technologies in the design and development of our product candidates, to establish and maintain a market for our product candidates, and maintain and grow our market for TPOXX®. In addition, there are many companies, both public and private, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions engaged in developing pharmaceutical, health security and biotechnology products. Many of these companies have substantially greater financial, technical, research and development resources, and human resources than us. Competitors may develop products or other technologies that are more effective than TPOXX® or than any products being developed by us, or may obtain FDA approval for products more rapidly than us. Following product approval and commercial launch, such as for TPOXX®, we still must compete in the manufacturing and marketing of such products, areas in which it is very difficult to succeed and in which we are partially dependent on third parties. Many potential competitors have manufacturing facilities and substantial marketing capabilities that may enable such companies to market competing products through existing channels of distribution which could provide a substantial advantage.

Product liability lawsuits could cause us to incur liabilities, which could be substantial, and require us to limit commercialization of any products that we may develop.

Like all pharmaceutical companies, we face an inherent business risk related to the sale of TPOXX® and any other products that we successfully develop and the testing of our product candidates in clinical trials. TPOXX® is currently identified as a covered countermeasure under the PREP Act declaration issued in October 2008, as amended, which provides us with substantial immunity with respect to the manufacture, administration or use of TPOXX®. Under the 19C BARDA Contract, the U.S. Government should indemnify us against claims by third parties for death, personal injury and other damages related to TPOXX®, including reasonable litigation and settlement costs, to the extent that the claim or loss results from specified risks not covered by insurance or caused by our grossly negligent or criminal behavior. There is no assurance that any future U.S. Government contracts will include a comparable indemnification provision. In addition, the collection process under the PREP Act can be lengthy and complicated, and there is no guarantee that we would be able to recover these indemnifiable amounts from the U.S. Government.

If we cannot successfully defend ourselves against future claims that our product or product candidates caused injuries and we are not entitled to or able to obtain indemnity by the U.S. Government with respect to such claims, or if the U.S. Government does not honor its indemnification obligations, we may incur liabilities, which could be substantial. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for any product candidate or product that we may develop; withdrawal of a product from the market; costs and management time and focus to defend the related litigation; substantial monetary awards to trial participants or patients; loss of revenue; harm to our reputation; the inability to commercialize any products that we may develop. Additionally, a successful product liability claim or series of claims brought against us could cause our stock price to fall, could decrease our financial resources and materially exhaust our existing insurance or limit our ability to obtain insurance going forward, all of which would materially adversely affect our business and financial position.

We currently have product liability insurance with coverage we believe is adequate to protect against potential product liability claims. Product liability insurance is difficult to obtain and increasingly expensive. Should we face claims, we may not be able to maintain insurance coverage at a reasonable cost and we may not be able to maintain or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Our activities may involve hazardous materials, use of which may subject us to environmental regulatory liabilities.

Our biopharmaceutical research and development sometimes may involve the use of hazardous and radioactive materials and generation of biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products, and may have to incur significant costs to comply with current or future environmental laws and regulations. Although we believe that our CMOs' safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources. We use through third parties, for example, small amounts of radioactive isotopes commonly used in pharmaceutical research, which are stored, used and disposed of in accordance with Nuclear Regulatory Commission regulations. Our general liability policy provides coverage up to annual aggregate limits of $2 million and coverage of $1 million per occurrence.

The loss of key personnel or our ability to recruit or retain qualified personnel could adversely affect our results of operations.

We rely upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team, including our Chief Executive Officer, Chief Scientific Officer, Chief Financial Officer, and other key employees. Our success is dependent upon our personnel and our ability to recruit, retain and train high quality employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss of services of any members of our key management team could have a material adverse effect on our business.

Our business and operations would suffer in the event of a significant computer system failure, cyber-attack or deficiency in our cyber-security.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, we are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, phishing attacks, persons inside our organization or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and been targeted at pharmaceutical companies in particular. In addition, the increasing use of artificial intelligence technologies, including by our employees and third-party service providers, may increase cybersecurity risks, including risks related to data exposure, misuse of confidential or sensitive information, and the growing sophistication of AI-enabled cyber-attacks. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs, manufacturing or quality systems, or other GxP-regulated activities. For example, the loss, corruption, or unavailability of clinical trial data, manufacturing data, or quality records - whether maintained by us or by third parties such as CROs or CDMOs - could result in delays in regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Also, our processing of sensitive information may subject us to data privacy and security obligations, and confidential patient and other personal or sensitive information may be compromised in a cyber-attack or cyber-intrusion. In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws and other similar laws (e.g., wiretapping laws). For example, the Health Insurance Portability and Accountability Act of 1996 imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions, litigation, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data and imprisonment of Company officials.

To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our drug candidates could be delayed.

We may need additional funding, which may not be available to us, and which may force us to delay, reduce or limit proposed acquisitions or strategic investments or any of our non-government funded product development programs or commercial efforts.

Although we believe our current cash position is strong, we may require additional financing and, while we have raised funds through credit facilities and the issuance of new equity or the exercise of options or warrants in the past, there is no guarantee that we will continue to be successful in raising such funds should we need to seek to do so. If we are unable to raise additional funds, we could be forced to discontinue, cease or limit certain strategic transactions or operations and equity investors could experience significant or total losses of their investments. Our cash flows may fall short of our projections or be delayed, or our expenses may increase, including as a result of inflation or interest rate increases, which could result in our capital being consumed significantly faster than anticipated. If we are able to obtain additional financing through the sale of equity or convertible debt securities, such sales may contain terms, such as liquidation and other preferences that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that may not be favorable to us. Debt financing arrangements, if available, may require us to pledge certain assets or enter into covenants that could restrict our business activities or our ability to incur further indebtedness and may be at interest rates and contain other terms that are not favorable to our stockholders.

The cash and cash equivalents that we use to meet our cash needs, including working capital and operating expenses, are held in deposit or investment accounts at four financial institutions. If one or multiple financial institutions fail, our deposit or investment accounts could be adversely affected due to the loss of or delay in obtaining access to all or a portion of our uninsured funds.

The cash and cash equivalents that we use to meet our cash needs, including working capital and operating expenses, are held in deposit or investment accounts at four financial institutions. The balance held in these accounts regularly exceeds the Federal Deposit Insurance Corporation ("FDIC"), standard deposit insurance limit or similar government guarantee schemes, or in the case of investment accounts, is not insured. If one or multiple financial institutions in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We regularly assess risks from cybersecurity threats, including through periodic risk assessments aligned with recognized cybersecurity risk management frameworks, and monitor our information systems for potential vulnerabilities. These activities are integrated into our enterprise risk management program and are designed to identify, escalate, investigate, resolve, and recover from cybersecurity incidents in a timely manner. The Company's Chief Information Officer is responsible for developing and implementing our information security program and reporting on cybersecurity matters to the Board. Our Chief Information Officer has over a decade of experience leading cybersecurity oversight, and others on our IT security team have cybersecurity experience and certifications. We view cybersecurity as a shared responsibility, and we periodically perform simulations and tabletop exercises at a management level and engage external resources and advisors as needed. All employees are required to complete regular cybersecurity training through online courses and simulated exercises.

We collaborate with third parties to assess the effectiveness of our cybersecurity prevention and response systems and processes. These include cybersecurity assessors, consultants, and other external cybersecurity experts to assist in the identification, verification, and validation of cybersecurity risks, as well as to support associated mitigation plans when necessary. We have developed a third-party cybersecurity risk management process that applies a risk-based approach to due diligence and oversight of external entities, including vendors and service providers with access to Company systems or sensitive data.

To date, risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, have not materially affected our Company, including our business strategy, results of operations, or financial condition. We do not believe that cybersecurity threats resulting from any previous cybersecurity incidents of which we are aware are reasonably likely to materially affect our Company. For more information about the cybersecurity risks we face, see the risk factor entitled "Our business and operations would suffer in the event of a significant computer system failure, cyber-attack or deficiency in our cyber-security" in Item 1A. Risk Factors.

Governance

The full Board receives updates periodically or as needed during the year from the Company's Chief Information Officer and actively participates in discussions with management and amongst themselves regarding cybersecurity risks. Updates delivered to the full Board typically include discussion of management's actions to identify and detect threats, as well as planned actions in the event of a response or recovery situation. These updates also typically include a review of any recent enhancements to the Company's defenses and management's progress on its cybersecurity, as well as reports on key performance indicators, test results and related remediation, and recent threats and how the Company is managing those threats.

Item 2. Properties

Our offices are located in New York, NY, and Corvallis, Oregon. In May 2017, we entered into a new 10-year lease with a related party to let 3,200 square feet in New York, NY to serve as our corporate headquarters. For more information about the lease, see Note 13. Related Party Transactions, to the consolidated financial statements.

In Corvallis, we lease approximately 10,276 square feet. Until its expiration on December 31, 2017, this facility was leased under an amended lease agreement signed in January 2007, and most recently changed through an addendum in April 2015. On November 3, 2017, we entered into a new lease for the same space which was scheduled to expire in December 2019. In the second quarter of 2019, we exercised the first renewal option which was scheduled to expire in December 2021. In the second quarter of 2021, we exercised the second renewal option, which extended the lease expiration date to December 31, 2024. In the second quarter of 2024, we entered into an additional addendum, which extended the lease expiration date to December 31, 2026.

Item 3. Legal Proceedings

From time to time, we may be involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, collections claims, breach of contract claims, labor and employment claims, tax and other matters. Although such claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of such current pending matters, if any, will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on The Nasdaq Global Market under the symbol "SIGA."

There were 29 holders of record as of February 13, 2026. We believe that the number of beneficial owners of our common stock is substantially greater than the number of record holders, because a large portion of common stock is held in broker "street names."

On April 8, 2025, the Board declared a special dividend of $0.60 per share on the common stock of the Company. The special dividend was paid on May 15, 2025 to shareholders of record at the close of business on April 29, 2025. Any future payments of dividends on our common stock will be determined by our Board and will depend on our business conditions, financial results and other factors our Board deems relevant.

The Company did not repurchase any equity securities during the fourth quarter ended December 31, 2025.

There were no unregistered sales of equity securities during the fiscal year ended December 31, 2025 that have not been previously disclosed in a quarterly report on Form 10-Q or a current report on Form 8-K.

Performance Graph

The following line graph compares the cumulative total stockholder return through December 31, 2025, assuming reinvestment of dividends, by an investor who invested $100 on December 31, 2020 in each of (i) our common stock; (ii) the Nasdaq Composite; and (iii) the Nasdaq Biotech Composite.

		2020		**2021**		**2022**		**2023**		**2024**		**2025**
SIGA Technologies, Inc.	$	100	$	103	$	107	$	88	$	104	$	116
Nasdaq Composite Index	$	100	$	121	$	81	$	116	$	150	$	180
Nasdaq Biotech Composite Index	$	100	$	99	$	89	$	92	$	91	$	120



Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item concerning securities authorized for issuance under equity compensation plans is set forth in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6. [Reserved]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. Refer to Part II, Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (filed with the SEC on March 11, 2025) for additional discussion of our financial condition and results of operations for the year ended December 31, 2024, as well as our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking information that involves risks and uncertainties.

Overview

SIGA Technologies, Inc. ("SIGA" or the "Company") is a commercial-stage pharmaceutical company. The Company sells its lead product, TPOXX® ("oral TPOXX®," also known as "tecovirimat," "Tecovirimat SIGA," or "TEPOXX (tecovirimat)" in certain international markets), to the U.S. Government and international governments (including government affiliated entities). In certain international markets, the Company may sell TPOXX® through a distributor. Additionally, the Company sells the intravenous formulation of TPOXX® ("IV TPOXX®") to the U.S. Government.

TPOXX® is an antiviral drug for the treatment of human smallpox disease caused by variola virus. On July 13, 2018, the United States Food & Drug Administration ("FDA") approved oral TPOXX® for the treatment of smallpox. The Company has been delivering oral TPOXX® to the U.S. Strategic National Stockpile ("Strategic Stockpile") since 2013.

On May 18, 2022 the FDA approved IV TPOXX® for the treatment of smallpox.

In addition to being approved by the FDA, oral TPOXX® (tecovirimat) has received regulatory approval from the European Medicines Agency ("EMA"), Health Canada, the Medicines and Healthcare Products Regulatory Agency ("MHRA") of the United Kingdom, and the Japanese Pharmaceuticals and Medical Devices Agency ("PMDA"). The EMA, MHRA and PMDA approved oral TPOXX® for the treatment of smallpox, monkeypox ("mpox"), cowpox, and vaccinia complications following vaccination against smallpox. Health Canada approved TPOXX® for the treatment of smallpox.

TPOXX® was authorized under "exceptional circumstances" by the EMA and the MHRA, under the brand name Tecovirimat-SIGA. These regulators granted marketing authorizations under "exceptional circumstances" because it was not possible to obtain complete efficacy and safety information about the product due to the rarity of smallpox and other orthopoxviruses and because ethical considerations prevented conducting the necessary clinical studies. The Tecovirimat-SIGA marketing authorizations under "exceptional circumstances" are subject to certain specific obligations to gather additional data post-approval to help confirm the product's safety and efficacy. All "exceptional circumstances" marketing authorizations are subject to annual reassessments that consider whether data generated pursuant to the specific obligations continue to confirm its positive benefit-risk profile. These annual reassessments determine whether the product's marketing authorization should be maintained, changed, suspended, or withdrawn based on its benefit-risk profile.

On July 24, 2025, the EMA's Committee for Medicinal Products for Human Use (CHMP) closed its third annual reassessment for Tecovirimat-SIGA and initiated a referral procedure for the product following questions over its effectiveness in the treatment of mpox. These questions were raised following receipt of results from certain non-SIGA sponsored clinical trials evaluating tecovirimat as a potential mpox treatment including the PALM007 and STOMP clinical trials. In the referral procedure, CHMP reviewed all available data on the safety and efficacy of Tecovirimat-SIGA for all its authorized indications in order to make a recommendation to the European Commission whether the marketing authorization should be maintained, modified, suspended or withdrawn. The CHMP is expected to meet in March to issue its recommendation. We expect the CHMP will confirm the positive benefit-risk balance of Tecovirimat-SIGA as a treatment for smallpox, cowpox, and vaccinia complications, and maintain those indications in the product label. Regarding mpox, based on the results of the mpox clinical trials, we expect the CHMP will recommend withdrawal of the mpox indication. In the UK, Tecovirimat-SIGA is undergoing an annual reassessment by the MHRA. This reassessment, which is ongoing, is substantially similar to the EMA's annual reassessment process and could result in a similar outcome.

With respect to the regulatory approvals by the EMA, PMDA, MHRA and Health Canada, oral tecovirimat represents the same formulation approved by the FDA in July 2018 under the brand name TPOXX®.

In connection with a potential FDA label expansion of oral TPOXX® for an indication covering smallpox post-exposure prophylaxis ("PEP"), the Company has completed an immunogenicity trial and an expanded safety trial. The timing of a potential submission of a supplemental New Drug Application to the FDA ("Supplemental NDA") for a smallpox PEP indication for oral TPOXX® will be based on the results of ongoing sample analyses from the immunogenicity trial; the Company is currently targeting a Supplemental NDA submission within the next twelve months.

Macroeconomic Environment

Future macroeconomic volatility, including changes to and uncertainty regarding tariffs and trade policies, could cause cost increases resulting in an adverse effect on the Company's operating results. The Company's supply chain was designed to lessen the impact of macroeconomic volatility such as through development of a U.S. domestic supply chain including U.S. production of API and finished product, and minimal reliance on ex-U.S. components for API and oral TPOXX®.

With respect to IV TPOXX®, tariff activity or other trading restrictions involving the U.S. and Europe may materially increase raw material costs for IV TPOXX® and, in turn, may materially increase IV TPOXX® overall manufacturing costs.

Procurement Contracts with the U.S. Government

19C BARDA Contract

On September 10, 2018, the Company entered into a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") pursuant to which SIGA agreed to deliver up to 1,488,000 courses of oral TPOXX® to the Strategic Stockpile, and to manufacture and deliver to the Strategic Stockpile, or store as vendor-managed inventory, up to 212,000 courses of IV TPOXX®. In October 2023, the contract was modified so that a course of IV TPOXX® was redefined within the contract from being 14 vials to being 28 vials; as such, the 19C BARDA Contract currently specifies 106,000 courses of IV TPOXX® (for the same payment amount as originally specified). In addition to the delivery of TPOXX® courses, the contract includes funding from BARDA for a range of activities, including: advanced development of IV TPOXX®, post-marketing activities for oral and IV TPOXX®, development of a pediatric formulation, support for manufacturing activities, and procurement activities. On April 8, 2025, total payments contemplated under the contract with BARDA were increased by $14.3 million to add funding for activities supporting manufacturing. On June 3, 2025, total payments contemplated under the contract with BARDA were increased by $13.2 million in connection with the development of the pediatric formulation of TPOXX®. As of December 31, 2025, the contract with BARDA (as amended, modified, or supplemented from time to time, the "19C BARDA Contract") contemplates up to approximately $630 million of payments, of which approximately $79.2 million of payments are included within the base period of performance, approximately $545.2 million of payments are related to exercised options and up to approximately $5.6 million of payments are currently specified as unexercised options. BARDA may choose in its sole discretion when, or whether, to exercise any of the unexercised options. The period of performance for options is up to ten years from the date of entry into the 19C BARDA Contract and such options could be exercised at any time during the contract term.

The base period of performance specifies potential payments of approximately $79.2 million for the following activities: payments of approximately $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile; payments of $8.0 million for the manufacture of 10,000 courses (as currently defined within the contract as being 28 vials) of final drug product of IV TPOXX® ("IV FDP"), of which $3.2 million of payments are related to the manufacture of bulk drug substance ("IV BDS") to be used in the manufacture of IV FDP; payments of approximately $59.5 million to fund reimbursed activities; and payments of approximately $0.6 million for supportive procurement activities. As of December 31, 2025, the Company had received $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile, $3.2 million for the manufacture of IV BDS, $4.8 million for the delivery of IV FDP to the Strategic Stockpile and $31.2 million for other base period activities. IV BDS has been used for the manufacture of courses of IV FDP. The $3.2 million received for the completed manufacture of IV BDS had been recorded as deferred revenue as of December 31, 2021, but with the delivery of IV FDP to the Strategic Stockpile during 2022, $2.9 million was recognized as revenue. The remaining $0.3 million of deferred revenue was recognized in the second quarter of 2024 as the IV FDP containing such IV BDS was delivered to and accepted by the Strategic Stockpile.

The options that have been exercised as of December 31, 2025, provide for payments up to approximately $545.2 million. As of December 31, 2025, there are exercised options for the following activities: payments up to $450.2 million for the manufacture and delivery of up to 1.5 million courses of oral TPOXX®; payments up to $76.8 million for the manufacture of courses of IV FDP; payments of up to approximately $3.6 million to fund post-marketing activities for IV TPOXX®; and payments of up to $14.6 million for funding of post-marketing activities for oral TPOXX®. As of December 31, 2025, a cumulative total of $450.2 million of oral TPOXX® has been delivered to the Strategic Stockpile and accepted; a cumulative total of $61.4 million of IV BDS or IV FDP has been either set aside in inventory or delivered to the Strategic Stockpile and accepted (IV BDS that has been set aside has been recorded as deferred revenue and will be recognized as revenue when the IV BDS is manufactured as IV FDP and delivered); and the Company has been cumulatively reimbursed $10.9 million in connection with post-marketing activities for oral and IV TPOXX®.

Unexercised options specify potential payments up to approximately $5.6 million in total (if all such options are exercised), all of which relates to supportive activities that we currently do not expect to be required.

The options related to IV TPOXX® were divided into two primary manufacturing steps. There were options related to the manufacture of bulk drug substance ("IV BDS Options"), and there were corresponding options (for the same number of IV courses) for the manufacture of final drug product ("IV FDP Options"). BARDA had the sole discretion to choose to exercise any, all, or none of these options. The 19C BARDA Contract included: three separate IV BDS Options, each providing for the bulk drug substance equivalent of 32,000 courses (as currently defined within the contract) of IV TPOXX®; and three separate IV FDP Options, each providing for 32,000 courses of final drug product of IV TPOXX®. BARDA had the sole discretion as to whether to simultaneously exercise IV BDS Options and IV FDP Options, or whether to exercise options at different points in time (or alternatively, to only exercise the IV BDS Option but not the IV FDP Option). To date, BARDA has exercised all three IV BDS options and all three IV FDP options. The Company estimates that sales of the IV formulation under this contract (under current terms), would have a gross margin (sales less cost of sales, as a percentage of sales) that is less than 40%.

U.S. Department of Defense Procurement Contracts

In 2024, the Company had sales of approximately $10 million with the U.S. Department of Defense ("DoD") (also known as the Department of War). Sales consisted mostly of delivery of oral TPOXX®, with a minor amount of IV TPOXX® delivered.

Over the past four years, the Company has received three procurement contracts from the DoD, totaling $28 million in value, mostly in connection with the manufacture and delivery of oral TPOXX®. All deliveries specified under these contracts have been fulfilled.

International Sales Activity

In the year ended December 31, 2025, the Company had international sales of $5.8 million consisting of a delivery of oral TPOXX® to one country. The Company was the counterparty to the contract under which these international sales were made.

In the year ended December 31, 2024, the Company had international sales of $23.0 million consisting of deliveries of oral TPOXX® to 13 countries. For international sales in the first and second quarters, Meridian Medical Technologies ("Meridian") was the counterparty to contracts under which the sales were made (see discussion and definition below regarding International Promotion Agreement). For international sales in the third and fourth quarters, the Company was the counterparty to the contracts under which the sales were made.

Since the initiation of international sales in 2020, the Company has cumulatively recorded $137 million of oral TPOXX® international revenues.

International Promotion Agreement

Under the terms of the current International Promotion Agreement, which was amended on March 27, 2024, and effective June 1, 2024, and further amended on August 30, 2024, the Company has primary responsibility for the advertising, promotion and sale of oral TPOXX® in all geographic regions. Meridian has limited, non-exclusive rights to advertise, promote, offer for sale and sell oral TPOXX® in the European Economic Area, Australia, Japan, Switzerland, the United Kingdom and the Association of Southeast Asian Nations and its member states (collectively, the "Current Territory"). Meridian also performs non-promotional activities under specified contracts with third parties entered into prior to June 1, 2024, that provide for the sale of oral TPOXX® in the Current Territory. The International Promotion Agreement entitles Meridian to receive a fee equal to a high single digit percentage of collected proceeds (whether collected by Meridian or the Company), net of certain expenses, of sales of oral TPOXX® in the Current Territory in the field of use specified in the International Promotion Agreement. The International Promotion Agreement has a fixed term that expires on May 31, 2026, with no automatic renewal.

Under the terms of the original International Promotion Agreement ("Pre-amendment International Promotion Agreement"), which had an initial term that expired on May 31, 2024, Meridian had been granted exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in a field of use specified in the International Promotion Agreement in all geographic regions except for the United States (the "Territory"), and Meridian agreed not to commercialize any competing product, as defined in the Pre-amendment International Promotion Agreement, in the specified field of use in the Territory. Under the Pre-amendment International Promotion Agreement, as well as the current International Promotion Agreement, SIGA has always retained ownership, intellectual property, distribution and supply rights and regulatory responsibilities in connection with TPOXX®, and, in the United States market, also retained sales and marketing rights with respect to oral TPOXX®. SIGA's consent is required prior to the entry by Meridian into any sales arrangement pursuant to the International Promotion Agreement.

Sales to international customers pursuant to the Pre-amendment International Promotion Agreement were invoiced and collected by Meridian, and such collections were remitted, less Meridian's fees, to the Company under a quarterly process specified in the Pre-amendment International Promotion Agreement; and Meridian was entitled to a specified percentage of the collected proceeds of sales of oral TPOXX®, net of certain expenses, for calendar years in which customer collected amounts net of such expenses were less than or equal to a specified threshold, and to a higher specified percentage of such collected net proceeds for calendar years in which such net collected amounts exceeded the specified threshold. Subsequent to June 1, 2024, only specified procurement contracts for the Current Territory entered into prior to June 1, 2024, continue to involve Meridian invoicing and collecting proceeds, and retaining a fee pursuant to the International Promotion Agreement.

Mpox

In connection with the 2022 response to a global mpox outbreak, a series of observational and randomized, placebo-controlled clinical trials were initiated to assess the safety and efficacy of TPOXX® in participants with mpox. The purpose of these randomized clinical trials was to seek to collect data on the potential benefits of using TPOXX® as an antiviral treatment for active mpox disease. As of December 31, 2025, three of the randomized, placebo-controlled clinical trials reported topline results: a randomized, placebo-controlled clinical trial in the Democratic Republic of the Congo ("DRC") known as PALM 007 (Tecovirimat for Treatment of Monkeypox Virus - NCT05559099), which was funded and sponsored by the National Institutes of Health's (NIH) National Institute of Allergy and Infectious Diseases (NIAID); the Study of Tecovirimat for Human Mpox Virus (STOMP) clinical trial (NCT05534984), which was a randomized, placebo-controlled, double-blind study also sponsored and funded by NIAID to evaluate the safety and efficacy of tecovirimat for the treatment of people with laboratory-confirmed or presumptive mpox disease that included enrollees from Argentina, Brazil, Japan, Mexico, Peru, Thailand, and the United States; and the UNITY clinical trial (Assessment of the Efficacy and Safety of Tecovirimat in Patients With Monkeypox Virus Disease - NCT NCT05597735), which was funded and sponsored by ANRS-Emerging Infectious Diseases, which included enrollees from Switzerland, Brazil, and Argentina. The PALM 007 study did not meet its primary endpoint of a statistically significant improvement in time to lesion resolution within 28 days post-randomization for patients in the DRC with mpox who received TPOXX® compared to patients who received placebo. Some improvement versus placebo was observed in patients receiving TPOXX® whose symptoms began five days or fewer before randomization and patients with severe or grave disease, defined by the World Health Organization (WHO) as having 100 or more skin lesions, however the significance of these data has not been established. Similarly, in the STOMP study, tecovirimat did not meet its primary endpoint of a statistically significant improvement in time to lesion resolution for adults with mild to moderate mpox and a low risk of developing severe disease. Additional analyses of subgroups, secondary and exploratory endpoints is ongoing in each of these studies. Topline data from the UNITY study, which was presented at a medical conference, also showed that the study did not meet its primary endpoint of a statistically significant improvement in time to lesion resolution for patients with mpox who received TPOXX® compared to patients who received placebo. In all three studies, TPOXX® exhibited a safety profile comparable to placebo. These safety results are consistent with prior studies and further support the strong safety profile that has been observed with tecovirimat over the past 15 years.

Two other randomized clinical trials, Platinum-CAN (Canada) and EPOXI (EU), which were started in response to the global mpox outbreak, are closed to enrollment and expected to yield similar results, given the design similarities across these trials.

Critical Accounting Estimate

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our consolidated financial statements, which we discuss under the heading "Results of Operations" following this section of our Management's Discussion and Analysis of Financial Condition and Results of Operations. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimate is revenue recognition over time.

Revenue Recognition

We account for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The unit of account in ASC 606 is a performance obligation. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our performance obligations are satisfied over time as work progresses or at a point in time. Revenue connected with performance obligations related to product delivery and supportive services are recognized at a point in time. Revenue connected with performance obligations related to research and development and certain product supportive services are recognized over time.

Due to the nature of the work required to be performed on many of our performance obligations for which revenue is recognized over time, the estimation of total revenue and costs to satisfy the obligations may be complex, subject to many variables and requires significant judgment. The consideration associated with these types of performance obligations is considered variable. We estimate variable consideration as the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur and when any uncertainty associated with variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our historical and anticipated performance, external factors, trends and all other information (historical, current and forecasted) that is reasonably available to us.

Contracts are often modified to account for additional services to be performed. We consider contract modifications to exist when the modification either creates new enforceable rights and obligations, or changes existing enforceable rights and obligations. If the effect of a contract modification on the transaction price changes our measure of progress for the performance obligation to which it relates, the impact will be recognized in the period of modification as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

We have a process in which management reviews the progress and execution of our performance obligations. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities and the related changes in estimates of revenues and costs. The risks and opportunities include management's judgment about the ability and cost to achieve the schedule, technical requirements and other contract requirements. Management must make assumptions and estimates regarding labor productivity, the complexity of the work to be performed, customer behavior and execution by our subcontractors, among other variables.

Based on this analysis, any quarterly adjustments to revenues, research and development expenses and cost of sales and supportive services are recognized as necessary in the period they become known. Changes in estimates of revenues, research and development expenses and cost of sales and supportive services are recognized quarterly on a cumulative catch-up basis, which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a performance obligation's percentage of completion. A significant change in one or more of these estimates could affect the profitability of one or more of our performance obligations.

Recently Issued Accounting Pronouncements

For discussion regarding the impact of accounting standards that were recently issued but are not yet effective, on our consolidated financial statements, see Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements.

Results of Operations for the Years ended December 31, 2025 and 2024

Revenues from product sales and supportive services for the years ended December 31, 2025 and 2024 were $88.0 million and $133.3 million, respectively. Such revenues for the year ended December 31, 2025 include $53.3 million of oral TPOXX® sales and $25.8 million of IV TPOXX® sales to the U.S. Government under the 19C BARDA Contract; $5.8 million of oral TPOXX® sales to one international country and $3.1 million of supportive services. Such revenues for the year ended December 31, 2024 include $73.9 million of oral TPOXX® sales and $26.2 million of IV TPOXX® sales to the U.S. Government under the 19C BARDA Contract; $23.0 million related to international sales of oral TPOXX®; and approximately $10.1 million of oral TPOXX® sales to the DoD.

Revenues from research and development activities for the years ended December 31, 2025 and 2024, were $6.5 million and $5.4 million, respectively. The revenues for the years ended December 31, 2025 and 2024, were mostly earned in connection with performance of research and development activities under the 19C BARDA Contract. The increase of $1.1 million of revenue is primarily related to an increase in reimbursable activities under the 19C BARDA Contract.

Cost of sales and supportive services for the years ended December 31, 2025 and 2024 were $29.7 million and $31.3 million, respectively. Such costs in 2025 were primarily associated with the manufacture and delivery of courses of oral and IV TPOXX® to the U.S. Government under the 19C BARDA Contract. Such costs in 2024 were primarily associated with the manufacture and delivery of oral TPOXX® courses to the U.S. Government, DoD and various international customers as well as the manufacture and delivery of IV TPOXX® courses to the U.S. Government.

Selling, general and administrative expenses for the years ended December 31, 2025 and 2024 were $21.2 million and $25.1 million, respectively. The net decrease of approximately $3.9 million primarily reflects a decrease in international promotion fees related to a combination of the amendment to the International Promotion Agreement with Meridian and lower international activity in 2025, as well as lower professional service and consulting costs, in addition to lower compensation expense associated with the nonrecurrence in 2025 of certain one-time payments and equity grants that occurred in 2024 in connection with new hires. Such decreases are partially offset by an increase in business development costs.

Research and development expenses were $20.0 million for the year ended December 31, 2025, an increase of approximately $7.7 million from the $12.3 million incurred during the year ended December 31, 2024. The expense increase is primarily attributable to an increase in self-funded research and development activity, as well as higher expenses for the implementation of information technology enhancements, higher compensation expense in connection with an increase in headcount, and an increase in the usage of regulatory and related consultants.

Other income, net for the years ended December 31, 2025 and 2024 was $6.7 million and $6.1 million, respectively. These amounts reflect interest income earned on cash and cash equivalents.

For the year ended December 31, 2025, we recognized a tax provision of $7.1 million on pre-tax income of $30.4 million. Our effective tax rate for the year ended December 31, 2025 was 23.4% and differs from the statutory rate of 21% primarily as a result of non-deductible executive compensation under IRC Section 162(m), and state and local taxes.

On July 4, 2025, President Trump signed H.R. 1, the "One Big Beautiful Bill Act" ("OBBBA") into law. The OBBBA makes permanent many of the provisions previously enacted as part of the 2017 Tax Cut and Jobs Act that were set to expire at the end of 2025 and includes other changes to certain U.S. corporate tax provisions including (i) the restoration of immediate expensing for domestic research and development expenditures, (ii) the reinstatement of 100% bonus depreciation for qualified property and (iii) favorably modifying the section 163(j) interest limitation (similar to EBITDA). FASB Topic 740, "Income Taxes", requires the tax effects of changes in tax laws or rates be recognized in the period in which the law is enacted. The enactment of the OBBBA did not have a material impact on the Company's effective tax rate. We continue to evaluate the OBBBA and its requirements, but we do not expect a material impact on our financial consolidate statements.

For the year ended December 31, 2024, we recognized a tax provision of $16.9 million on pre-tax income of $76.1 million. Our effective tax rate for the year ended December 31, 2024 was 22.2% and differs from the statutory rate of 21% primarily as a result of non-deductible executive compensation under IRC Section 162(m), and state and local taxes.

Liquidity and Capital Resources

As of December 31, 2025, we had $155.0 million in cash and cash equivalents, compared with $155.4 million at December 31, 2024. We believe that our liquidity and capital resources will be sufficient to meet our anticipated requirements for at least the next twelve months from the issuance of these financial statements.

Operating Activities

We prepare our consolidated statement of cash flows using the indirect method. Under this method, we reconcile net income to cash flows from operating activities by adjusting net income for those items that impact net income but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to stock-based compensation, deferred income taxes and gains and losses from various transactions and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.

Net cash provided by operations for the years ended December 31, 2025 and 2024 was $43.5 million and $48.8 million, respectively. For the year ended December 31, 2025, net cash increase from operations is due to the receipt of approximately $105 million from sales of oral and IV TPOXX® to the U.S. Government and international customers, of which approximately $85 million relates to 2025 sales and the remainder to collection of accounts receivable on the December 31, 2024 balance sheet, as well as the receipt of investment income on cash and cash equivalents, was partially offset by the payment of approximately $8 million of income taxes as well as for the use of cash (net of research development revenues) for inventory and customary operating activities. For the year ended December 31, 2024, net cash increase from operations was due to the receipt of approximately $122.5 million from sales of oral and IV TPOXX® to the U.S. Government and international customers, of which approximately $102 million related to 2024 sales and the remainder to collection of accounts receivable on the December 31, 2023 balance sheet, partially offset by the payment of approximately $30 million of income taxes as well as the use of cash for customary operating activities.

On December 31, 2025 and 2024, our accounts receivable balance was approximately $3.3 million and $21.2 million, respectively. Our accounts receivable balance as of December 31, 2025, which was fully received by the Company through the end of February 2026, is primarily related to revenues in connection with the 19C BARDA Contract. Our accounts receivable balance as of December 31, 2024 primarily reflected sales of oral TPOXX® to various international countries and the DoD.

Investing Activities

We used $355,009 and $42,450 for capital expenditures for the years ended December 31, 2025 and 2024, respectively. Capital expenditures in 2025 were made in connection with the purchase of equipment related to future IV TPOXX® manufacturing.

Financing Activities

Cash used in financing activities for the years ended December 31, 2025 and 2024 was $43.6 million and $43.5 million, respectively. For the year ended December 31, 2025, we paid a special dividend of approximately $43.1 million and spent approximately $0.4 million associated with the payment of tax obligations for employee common stock tendered. For the year ended December 31, 2024, we paid a special dividend of approximately $42.7 million and spent approximately $0.8 million associated with the payment of tax obligations for employee common stock tendered.

Future Cash Requirements

As of December 31, 2025, we have outstanding purchase orders associated with manufacturing obligations in the aggregate amount of approximately $10.1 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our investment portfolio includes cash and cash equivalents. Our main investment objective is the preservation of investment capital. We believe that our investment policy is conservative, both in the duration of our investments and the credit quality of the investments we hold. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions to manage exposure to interest rate changes. As such, we believe that the securities we hold are subject to market risk, changes in the financial standing of the issuer of such securities and our interest income is sensitive to changes in the general level of U.S. interest rates.

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SIGA Technologies, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SIGA Technologies, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company's revenue was $94.6 million for the year ended December 31, 2025. The Company's performance obligations are satisfied at a point in time or over time as work progresses. As disclosed by management, revenue connected with performance obligations related to product delivery and supportive services are recognized at a point in time. The Company's revenue related to current research and development performance obligations as well as certain product supportive services are recognized over time, because the customer simultaneously receives and consumes the benefits provided by the services as the Company performs these services. Management recognizes revenue related to these services based on the progress toward complete satisfaction of the performance obligation and measures this progress under an input method, which is based on the Company's cost incurred relative to total estimated costs.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of revenue at the transaction price once the performance obligations are satisfied. These procedures also included, among others (i) testing the completeness, accuracy and occurrence of product sales and supportive services revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as contracts, invoices, shipping and delivery documents and subsequent cash receipts; (ii) for research and development revenue and certain product supportive services, testing management's process for determining the estimated costs to completely satisfy each performance obligation for a sample of contracts by (a) comparing the underlying cost estimates to approved contracts or modifications; (b) comparing the underlying transaction price to original contracts or modifications; and (c) testing actual costs incurred and their eligibility for billing under the respective contracts; and (iii) confirming a sample of outstanding customer invoice balances as of December 31, 2025.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
March 10, 2026

We have served as the Company's auditor since 1997.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
As of

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 154,966,414	$ 155,400,262
Accounts receivable	3,263,736	21,166,129
Inventory	49,054,873	49,563,880
Prepaid expenses and other current assets	5,571,841	4,914,613
Total current assets	212,856,864	231,044,884
Property, plant and equipment, net	1,090,824	1,298,423
Deferred tax asset, net	4,428,519	10,854,702
Goodwill	898,334	898,334
Other assets	192,893	240,683
Total assets	$ 219,467,434	$ 244,337,026
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 824,522	$ 1,340,337
Accrued expenses and other current liabilities	6,520,057	5,640,110
Deferred IV TPOXX® revenue	10,240,000	10,330,800
Income tax payable	408,000	8,020,366
Total current liabilities	17,992,579	25,331,613
Other liabilities	2,653,283	3,200,650
Total liabilities	20,645,862	28,532,263
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock ($.0001 par value, 600,000,000 shares authorized, 71,611,302 and 71,404,669 issued and outstanding at December 31, 2025 and December 31, 2024, respectively)	7,161	7,140
Additional paid-in capital	241,885,214	238,635,635
Accumulated deficit	(43,070,803)	(22,838,012)
Total stockholders' equity	198,821,572	215,804,763
Total liabilities and stockholders' equity	$ 219,467,434	$ 244,337,026

The accompanying notes are an integral part of these financial statements.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Years Ended December 31

	2025	2024	2023
Revenues			
Product sales and supportive services	$ 88,048,145	$ 133,330,181	$ 130,668,209
Research and development	6,526,757	5,389,169	9,249,011
Total revenues	94,574,902	138,719,350	139,917,220
Operating expenses			
Cost of sales and supportive services	29,703,893	31,289,229	17,825,090
Selling, general and administrative	21,212,694	25,136,050	22,043,023
Research and development	19,956,159	12,310,797	16,427,942
Total operating expenses	70,872,746	68,736,076	56,296,055
Operating income	23,702,156	69,983,274	83,621,165
Other income, net	6,679,864	6,087,116	4,155,508
Income before income taxes	30,382,020	76,070,390	87,776,673
Provision for income taxes	(7,102,877)	(16,856,174)	(19,707,847)
Net and comprehensive income	$ 23,279,143	$ 59,214,216	$ 68,068,826
Basic earnings per share	$ 0.33	$ 0.83	$ 0.95
Diluted earnings per share	$ 0.32	$ 0.82	$ 0.95
Weighted average shares outstanding: basic	71,528,043	71,253,172	71,362,209
Weighted average shares outstanding: diluted	71,867,627	71,905,712	71,679,270

The accompanying notes are an integral part of these financial statements.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025, 2024 and 2023

	Common Stock			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares		Amount				
Balances, December 31, 2022	72,675,190	$	7,268	$ 233,957,767	$ (63,804,993)	$ —	$ 170,160,042
Net income	—		—	—	68,068,826	—	68,068,826
Issuance of common stock upon exercise of stock options	8,672		—	—	—	—	—
Repurchase of common stock (including excise tax)	(1,736,822)		(174)	—	(11,072,337)	—	(11,072,511)
Issuance of common stock upon vesting of RSUs	144,576		15	(15)	—	—	—
Payment of common stock tendered for employee stock-based compensation tax obligations	—		—	(214,794)	—	—	(214,794)
Cash dividend ($0.45 per share)	—		—	—	(32,135,118)	—	(32,135,118)
Stock-based compensation	—		—	2,052,462	—	—	2,052,462
Balances, December 31, 2023	71,091,616	$	7,109	$ 235,795,420	$ (38,943,622)	$ —	$ 196,858,907
Net income	—		—	—	59,214,216	—	59,214,216
Issuance of common stock	49,940		5	(5)	—	—	—
Payment of common stock tendered for employee stock-based compensation tax obligations	(106,029)		(11)	(799,884)	—	—	(799,895)
Issuance of common stock upon vesting of RSUs	369,142		37	(37)	—	—	—
Cash dividend ($0.60 per share)	—		—	—	(43,108,606)	—	(43,108,606)
Stock-based compensation	—		—	3,640,141	—	—	3,640,141
Balances, December 31, 2024	71,404,669	$	7,140	$ 238,635,635	$ (22,838,012)	$ —	$ 215,804,763
Net income	—		—	—	23,279,143	—	23,279,143
Payment of common stock tendered for employee stock-based compensation tax obligations	(67,045)		(6)	(433,757)	—	—	(433,763)
Issuance of common stock upon vesting of RSUs	273,678		27	(27)	—	—	—
Cash dividend ($0.60 per share)	—		—	—	(43,511,934)	—	(43,511,934)
Stock-based compensation	—		—	3,683,363	—	—	3,683,363
Balances, December 31, 2025	71,611,302	$	7,161	$ 241,885,214	$ (43,070,803)	$ —	$ 198,821,572

The accompanying notes are an integral part of these financial statements.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

		2025		2024		2023
Cash flows from operating activities:						
Net income	$	23,279,143	$	59,214,216	$	68,068,826
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and other amortization		562,607		538,421		538,293
Stock-based compensation		3,683,363		3,640,141		2,052,462
Write down of inventory, net		1,355,321		327,373		579,239
Deferred income taxes provision (benefit)		6,426,182		193,416		(4,797,733)
Deferred IV TPOXX® revenue		(90,800)		(10,457,920)		10,240,000
Changes in assets and liabilities:						
Accounts receivable		17,902,393		(35,178)		24,276,009
Inventory		(846,312)		15,342,653		(25,524,485)
Prepaid expenses and other assets		(609,437)		(591,303)		(3,011,346)
Accounts payable, accrued expenses and other liabilities		(578,641)		(5,739,479)		1,996,838
Income tax payable		(7,612,366)		(13,670,533)		20,381,228
Net cash provided by operating activities		43,471,453		48,761,807		94,799,331
Cash flows from investing activities:						
Capital expenditures		(355,009)		(42,450)		(21,686)
Cash used in investing activities		(355,009)		(42,450)		(21,686)
Cash flows from financing activities:						
Payment of employee tax obligations for common stock tendered		(433,763)		(799,895)		(214,794)
Repurchase of common stock		—		—		(11,072,511)
Payment of dividend		(43,116,529)		(42,665,044)		(32,135,118)
Cash used in financing activities		(43,550,292)		(43,464,939)		(43,422,423)
Net (decrease)/increase in cash and cash equivalents		(433,848)		5,254,418		51,355,222
Cash and cash equivalents at the beginning of period		155,400,262		150,145,844		98,790,622
Cash and cash equivalents at end of period	$	154,966,414	$	155,400,262	$	150,145,844
Supplemental disclosure of cash flows information:						
Non-cash lease right-of-use asset and associated liability	$	—	$	462,686	$	—
Issuance of common stock	$	—	$	417,000	$	—
Issuance of common stock upon cashless exercise	$	—	$	—	$	87,540
Cash income taxes paid, net	$	8,200,973	$	30,357,747	$	3,500,873

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Description of Business

SIGA Technologies, Inc. ("SIGA" or the "Company") is a commercial-stage pharmaceutical company. The Company sells its lead product, TPOXX® ("oral TPOXX®," also known as "tecovirimat," "Tecovirimat SIGA," or "TEPOXX (tecovirimat)" in certain international markets), to the U.S. Government and international governments (including government affiliated entities). In certain international markets, the Company may sell TPOXX® through a distributor. Additionally, the Company sells the intravenous formulation of TPOXX® ("IV TPOXX®") to the U.S. Government.

TPOXX® is an antiviral drug for the treatment of human smallpox disease caused by variola virus. On July 13, 2018, the United States Food & Drug Administration ("FDA") approved the oral formulation of TPOXX® for the treatment of smallpox. The Company has been delivering oral TPOXX® to the U.S. Strategic National Stockpile ("Strategic Stockpile") since 2013.

On May 18, 2022 the FDA approved IV TPOXX® for the treatment of smallpox.

In addition to being approved by the FDA, oral TPOXX® (tecovirimat) has received regulatory approval from the European Medicines Agency ("EMA"), Health Canada, the Medicines and Healthcare Products Regulatory Agency ("MHRA") of the United Kingdom, and most recently, in December 2024, the Japanese Pharmaceuticals and Medical Devices Agency ("PMDA"). The EMA, MHRA and PMDA approved oral TPOXX® for the treatment of smallpox, monkeypox ("mpox"), cowpox, and vaccinia complications following vaccination against smallpox. Health Canada approved TPOXX® for the treatment of smallpox.

TPOXX® was authorized under "exceptional circumstances" by the EMA and the MHRA, under the brand name Tecovirimat-SIGA. These regulators granted marketing authorizations under "exceptional circumstances" because it was not possible to obtain complete efficacy and safety information about the product due to the rarity of smallpox and other orthopoxviruses and because ethical considerations prevented conducting the necessary clinical studies. The Tecovirimat-SIGA marketing authorizations under "exceptional circumstances" are subject to certain specific obligations to gather additional data post-approval to help confirm the product's safety and efficacy. All "exceptional circumstances" marketing authorizations are subject to annual reassessments that consider whether data generated pursuant to the specific obligations continue to confirm its positive benefit-risk profile. These annual reassessments determine whether the product's marketing authorization should be maintained, changed, suspended, or withdrawn based on its benefit-risk profile.

On July 24, 2025, the EMA's Committee for Medicinal Products for Human Use (CHMP) closed its third annual reassessment for Tecovirimat-SIGA and initiated a referral procedure for the product following questions over its effectiveness in the treatment of mpox. These questions were raised following receipt of results from certain non-SIGA sponsored clinical trials evaluating tecovirimat as a potential mpox treatment including the PALM007 and STOMP clinical trials. In the referral procedure, CHMP reviewed all available data on the safety and efficacy of Tecovirimat-SIGA for all its authorized indications in order to make a recommendation to the European Commission whether the marketing authorization should be maintained, modified, suspended or withdrawn. The CHMP is expected to meet in March to issue its recommendation. The Company expects the CHMP will confirm the positive benefit-risk balance of Tecovirimat-SIGA as a treatment for smallpox, cowpox, and vaccinia complications, and maintain those indications in the product label. Regarding mpox, based on the results of the mpox clinical trials, the Company expects the CHMP will recommend withdrawal of the mpox indication. In the UK, Tecovirimat-SIGA is undergoing an annual reassessment by the MHRA. This reassessment, which is ongoing, is substantially similar to the EMA's annual reassessment process and could result in a similar outcome.

With respect to the regulatory approvals by the EMA, PMDA, MHRA and Health Canada, oral tecovirimat represents the same formulation approved by the FDA in July 2018 under the brand name TPOXX®.

2. Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. The most significant estimates are the variables used in the calculation of reported amounts of revenue recognized over time. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of SIGA Technologies, Inc. and its wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements and related disclosures are presented in accordance with generally accepted accounting principles in the United States of America ("US GAAP") and reflect the consolidated financial position, results of operations and cash flows for all periods presented.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company has cash in bank accounts that exceeds the Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on its cash accounts and no allowance has been provided for potential credit losses because management believes the potential for losses is remote.

For sales in certain international jurisdictions, collection of certain receivables from international government sales would be coordinated through the International Promotion Agreement with Meridian Medical Technologies ("Meridian") (see Note 3), under which Meridian invoices and collects payments from international customers and remits such collections, less Meridian's fees, to the Company under a quarterly process specified in the International Promotion Agreement.

Accounts Receivable

Accounts receivable are recorded net of provisions for doubtful accounts. At December 31, 2025 and 2024, 75% and 45%, respectively, of accounts receivable represent receivables from the U.S. Government. An allowance for doubtful accounts is based on specific analysis of the receivables. At December 31, 2025 and 2024, the Company had no allowance for doubtful accounts.

Inventory

Inventory is stated at the lower of cost or net realizable value. The cost is determined using the first-in, first-out (FIFO) method. The Company capitalizes inventory costs associated with the Company's products when, based on management's judgment, future commercialization is considered probable and the future economic benefit is expected to be realized; otherwise, such costs are expensed as research and development. Inventory is evaluated for impairment periodically to identify inventory that may expire prior to expected sale or has a cost basis in excess of its net realizable value. If certain batches or units of product do not meet quality specifications or become obsolete due to expiration or inability to meet customer minimum shelf-life requirements, the Company records a charge to write down such unmarketable inventory to its net realizable value.

Property, Plant and Equipment

Aside from manufacturing equipment noted below, property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization are provided on a straight-line method over the estimated useful lives of the various asset classes. The estimated useful lives are as follows: five years for laboratory equipment; three years for computer equipment; and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term. Maintenance, repairs and minor replacements are charged to expense as incurred.

The Company purchased manufacturing equipment during Q3 2025. Depreciation on the manufacturing equipment will be calculated using the units of production method if and when the Company receives FDA approval for the associated manufacturing site.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. As of December 31, 2025, the Company's active performance obligations, for the contracts outlined in Note 3, consist of the following: three performance obligations relate to research and development services; and one relates to manufacture and delivery of product.

Contract modifications may occur during the course of performance of our contracts. Contracts are often modified to account for changes in contract specifications or requirements. In most instances, contract modifications are for services that are not distinct, and, therefore, are accounted for as part of the existing contract.

The Company's performance obligations are satisfied over time as work progresses or at a point in time. A portion of the Company's revenue is derived from long-term contracts that span multiple years. All of the Company's revenue related to current research and development performance obligations as well as certain product supportive services are recognized over time, because the customer simultaneously receives and consumes the benefits provided by the services as the Company performs these services. The Company recognizes revenue related to these services based on the progress toward complete satisfaction of the performance obligation and measures this progress under an input method, which is based on the Company's cost incurred relative to total estimated costs. Under this method, progress is measured based on the cost of resources consumed (i.e., cost of third-party services performed, cost of direct labor hours incurred, and cost of materials consumed) compared to the total estimated costs to completely satisfy the performance obligation. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. The incurred and estimated costs used in the measure of progress include third-party services performed, direct labor hours, and material consumed. The Company accounts for shipping and handling activities as fulfillment costs rather than as an additional promised service.

Contract Estimates. Accounting for long-term contracts and grants involves the use of various techniques to estimate total contract revenue and costs.

Contract estimates are based on various assumptions to project the outcome of future events that often span multiple years. These assumptions include: labor productivity; the complexity of the work to be performed; external factors such as customer behavior and potential regulatory outcomes; and the performance of subcontractors, among other variables.

The nature of the work required to be performed on many of the Company's performance obligations and the estimation of total revenue and cost at completion may be complex, subject to many variables and require significant judgment. The consideration associated with research and development services is variable as the total amount of services to be performed has not been finalized. The Company estimates variable consideration as the most likely amount to which it expects to be entitled. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur and when any uncertainty associated with variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our historical and anticipated performance, external factors, trends and all other information (historical, current and forecasted) that is reasonably available to us.

A significant change in one or more of these estimates could affect the profitability of the Company's contracts. As such, the Company reviews and updates its contract-related estimates regularly. The Company recognizes adjustments in estimated revenues, research and development expenses and cost of sales and supportive services under the cumulative catch-up method. Under this method, the impact of the adjustment on revenues, research and development expenses and cost of sales and supportive services recorded to date on a contract is recognized in the period the adjustment is identified.

Contract Balances. The timing of revenue recognition, billings and cash collections may result in billed accounts receivable, unbilled receivables (contract assets) and customer advances and deposits (contract liabilities) in the consolidated balance sheets. Generally, amounts are billed as work progresses in accordance with agreed-upon contractual terms either at periodic intervals (monthly) or upon achievement of contractual milestones. Under typical payment terms of fixed price arrangements, the customer pays the Company either performance-based payments or progress payments. For the Company's cost-type arrangements, the customer generally pays the Company for its actual costs incurred, as well as its allocated overhead and G&A costs. Such payments occur within a short period of time from billing. When the Company receives consideration, or such consideration is unconditionally due, prior to transferring goods or services to the customer under the terms of a sales contract, the Company records deferred revenue, which represents a contract liability. During the year ended December 31, 2025, the Company recognized revenue of $10.7 million that was included in deferred revenue at the beginning of the period.

Remaining Performance Obligations. Remaining performance obligations represent the transaction price for which work has not been performed and excludes unexercised contract options. As of December 31, 2025, the aggregate amount of transaction price allocated to remaining performance obligations was $59.1 million. With respect to current obligations related to the manufacture and delivery of product, the Company expects such obligations to be mostly recognized as revenues within the next 12 months. With respect to the performance obligations related to research and development services, the Company expects such obligations to be recognized as revenue within the next three years as the specific timing for satisfying performance obligations is subjective and at times outside the Company's control.

Leases
The Company accounts for leases in accordance with ASC 842, *Leases* ("ASC 842").

The Company determines if an arrangement is a lease at inception. Leases with an initial term less than one year are not recorded on the balance sheet and the lease costs are recorded as an expense on a straight-line basis over the lease term. Operating leases with terms greater than one year result in a lease liability recorded in other liabilities with a corresponding right-of-use ("ROU") asset recorded in property, plant and equipment.

Operating lease liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. ROU assets are recognized based on the corresponding lease liabilities adjusted for qualifying initial direct costs, prepaid or accrued lease payments and unamortized lease incentives. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease. Lease terms may include options to extend or terminate the lease which are incorporated into the Company's measurement when it is reasonably certain that the Company will exercise the option.

Research and Development
Research and development expenses include costs directly and indirectly attributable to the conduct of research and development programs, and performance pursuant to certain customer contracts, including employee related costs, materials, supplies, depreciation and maintenance of equipment, the cost of services provided by outside contractors, including services related to the Company's clinical trials and facility costs, such as rent, utilities, and general support services. All costs associated with research and development are expensed as incurred. Costs related to the acquisition of technology rights, for which development work is still in process, and that have no alternative future uses, are expensed as incurred.

Goodwill
The Company evaluates goodwill for impairment at least annually or as circumstances warrant. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company operates as one business and one reporting unit. Therefore, the goodwill impairment analysis is performed on the basis of the Company as a whole, using the market capitalization of the Company as an estimate of its fair value.

Share-based Compensation
The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Over the past three years, the Company has issued stock options, restricted stock units ("RSU's") and performance or market condition share awards ("PSU's"). Stock options and RSUs only have service-based vesting conditions, and the Company records the expense for these awards using the straight-line method. PSUs may have multiple tranches, each with certain performance conditions or market capitalization or stock price milestones and service-based vesting conditions. In the event a performance condition for a specific tranche is unknown, the Company will not consider the awards associated with that specific tranche granted until the performance condition is known. Once a performance condition is known for a PSU, the Company will record expense for these awards over the remaining service period once it is estimated that at least a portion of the performance condition will be met.

The fair value of each stock option grant is determined using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of its common stock, the expected term of the stock options, the risk-free interest rate for a period that approximates the expected term of the stock options and the expected dividend yield.

The fair value of RSU awards is determined by the value of our common stock and is recognized based on the portion of the requisite service period satisfied as of each valuation date. The fair valuation of the cash-settled awards changes based on changes in our common stock price. The portion of cash-settled RSUs that is recognized based on service period is reflected in accrued expenses and other current liabilities in our consolidated balance sheet. Increases (or decreases) in accrued expenses result in adjustments to earnings for the associated valuation updates.

The fair value of the PSUs is estimated based on the conditions of the award. Market based awards are valued using a Monte-Carlo valuation simulation through a third party. Similar to stock options, the Company makes assumptions for the volatility of its common stock, the expected term of the PSUs, the risk-free interest rate for a period that approximates the expected term of the PSUs and the expected dividend yield. The compensation expense for these types of PSUs is recognized using an accelerated amortization model. Performance based PSU awards, once the performance condition is known, are valued at each reporting period, and the amount of stock-based compensation expense is based on the probability of achievement against the pre-established performance measures and if necessary, a cumulative catch-up adjustment for expense is recorded to reflect any revised estimates regarding the probability of achievement.

Income Taxes
The Company recognizes income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities at enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that some or the entire deferred tax asset will not be realized. The recognition of a valuation allowance for deferred taxes requires management to make estimates and judgments about the Company's future profitability which are inherently uncertain. The Company may recognize tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company re-evaluates uncertain tax positions and considers factors, including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken on tax returns, and changes in circumstances related to a tax position. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Repurchase of shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. The excess of the purchase price above par value of repurchased shares that are retired is presented as an increase to accumulated deficit (or a reduction of retained earnings, if any).

Earnings (Loss) per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period, assuming potentially dilutive common shares from option exercises, RSUs, and other incentives had been issued and any proceeds received in respect thereof were used to repurchase common stock at the average market price during the period. The assumed proceeds used to repurchase common stock is the sum of the amount to be paid to the Company upon exercise of options and the amount of compensation cost attributed to future services not yet recognized.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value due to the relatively short maturity of these instruments.

The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where significant value drivers are observable.

- Level 3 – Instruments where significant value drivers are unobservable to third parties.

There were no transfers between levels of the fair value hierarchy during 2025 or 2024. As of December 31, 2025 and December 31, 2024, the Company had approximately $55.8 million and $53.5 million, respectively, of cash equivalents classified as Level 1 financial instruments. There were no Level 2 or Level 3 financial instruments as of December 31, 2025 or December 31, 2024.

For the years ended December 31, 2025, 2024 and 2023, interest income of $6.7 million, $6.1 million and $4.2 million, respectively, was included in Other income, net on the Consolidated Statements of Operations and Comprehensive Income.

Loss Contingencies

The Company is subject to certain contingencies arising in the ordinary course of business. The Company records accruals for these contingencies to the extent that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, that amount is accrued. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, the lowest amount in the range is accrued. The Company expenses legal costs associated with loss contingencies as incurred. We record anticipated recoveries under existing insurance contracts when recovery is assured.

Segment Information

The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"). Refer to Note 11 for further information on the Company's reportable segment.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires more disaggregated income tax disclosures, including (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. ASU 2023-09 became effective for our fiscal year ending December 31, 2025 and the Company applied the amendments retrospectively to all prior periods presented in our consolidated financial statements. See Note 10 – Income Taxes.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public entities to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

3. Procurement Contracts and Research Agreements

19C BARDA Contract

On September 10, 2018, the Company entered into a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") pursuant to which SIGA agreed to deliver up to 1,488,000 courses of oral TPOXX® to the Strategic Stockpile, and to manufacture and deliver to the Strategic Stockpile, or store as vendor-managed inventory, up to 212,000 courses of IV TPOXX®. In October 2023, the contract was modified so that a course of IV TPOXX® was redefined within the contract from being 14 vials to being 28 vials; as such, the 19C BARDA Contract currently specifies 106,000 courses of IV TPOXX® (for the same payment amount as originally specified). In addition to the delivery of TPOXX® courses, the contract includes funding from BARDA for a range of activities, including: advanced development of IV TPOXX®, post-marketing activities for oral and IV TPOXX®, development of a pediatric formulation, support for manufacturing activities, and procurement activities. On April 8, 2025, total payments contemplated under the contract with BARDA were increased by $14.3 million to add funding for activities supporting manufacturing. On June 3, 2025, total payments contemplated under the contract with BARDA were increased by $13.2 million in connection with the development of the pediatric formulation of TPOXX®. As of December 31, 2025, the contract with BARDA (as amended, modified, or supplemented from time to time, the "19C BARDA Contract") contemplates up to approximately $630 million of payments, of which approximately $79.2 million of payments are included within the base period of performance, approximately $545.2 million of payments are related to exercised options, and up to approximately $5.6 million of payments are currently specified as unexercised options. BARDA may choose in its sole discretion when, or whether, to exercise any of the unexercised options. The period of performance for options is up to ten years from the date of entry into the 19C BARDA Contract and such options could be exercised at any time during the contract term.

The base period of performance specifies potential payments of approximately $79.2 million for the following activities: payments of approximately $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile; payments of $8.0 million for the manufacture of 10,000 courses (as currently defined within the contract as being 28 vials) of final drug product of IV TPOXX® ("IV FDP"), of which $3.2 million of payments are related to the manufacture of bulk drug substance ("IV BDS") to be used in the manufacture of IV FDP; payments of approximately $59.5 million to fund reimbursed activities; and payments of approximately $0.6 million for supportive procurement activities. As of December 31, 2025, the Company had received $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile, $3.2 million for the manufacture of IV BDS, $4.8 million for the delivery of IV FDP to the Strategic Stockpile and $31.2 million for other base period activities. IV BDS has been used for the manufacture of courses of IV FDP. The $3.2 million received for the completed manufacture of IV BDS had been recorded as deferred revenue as of December 31, 2021, but with the delivery of IV FDP to the Strategic Stockpile during 2022, $2.9 million was recognized as revenue. The remaining $0.3 million of deferred revenue was recognized in the second quarter of 2024 as the IV FDP containing such IV BDS was delivered to and accepted by the Strategic Stockpile.

The options that have been exercised as of December 31, 2025, provide for payments up to approximately $545.2 million. As of December 31, 2025, there are exercised options for the following activities: payments up to $450.2 million for the manufacture and delivery of up to 1.5 million courses of oral TPOXX®; payments up to $76.8 million for the manufacture of courses of IV FDP; payments of up to approximately $3.6 million to fund post-marketing activities for IV TPOXX®; and payments of up to $14.6 million for funding of post-marketing activities for oral TPOXX®. As of December 31, 2025, a cumulative total of $450.2 million of oral TPOXX® has been delivered to the Strategic Stockpile and accepted; a cumulative total of $61.4 million of IV BDS or IV FDP has been either set aside in inventory or delivered to the Strategic Stockpile and accepted (IV BDS that has been set aside has been recorded as deferred revenue and will be recognized as revenue when the IV BDS is manufactured as IV FDP and delivered); and the Company has been cumulatively reimbursed $10.9 million in connection with post-marketing activities for oral and IV TPOXX®.

Unexercised options specify potential payments up to approximately $5.6 million in total (if all such options are exercised), all of which relates to supportive activities that we currently do not expect to be required.

The options related to IV TPOXX® were divided into two primary manufacturing steps. There were options related to the manufacture of bulk drug substance ("IV BDS Options"), and there were corresponding options (for the same number of IV courses) for the manufacture of final drug product ("IV FDP Options"). BARDA had the sole discretion to choose to exercise any, all, or none of these options. The 19C BARDA Contract included: three separate IV BDS Options, each providing for the bulk drug substance equivalent of 32,000 courses (as currently defined within the contract) of IV TPOXX®; and three separate IV FDP Options, each providing for 32,000 courses of final drug product of IV TPOXX®. BARDA had the sole discretion as to whether to simultaneously exercise IV BDS Options and IV FDP Options, or whether to exercise options at different points in time (or alternatively, to only exercise the IV BDS Option but not the IV FDP Option). To date, BARDA has exercised all three IV BDS options and all three IV FDP options.

Revenues in connection with the 19C BARDA Contract are recognized either over time or at a point in time. Performance obligations related to product delivery generate revenue at a point in time. Revenue from other performance obligations under the 19C BARDA Contract are recognized over time using an input method using costs incurred to date relative to total estimated costs at completion. For the years ended December 31, 2025 and 2024, the Company recognized revenues of $9.6 million and $5.4 million, respectively, on an over time basis. In contrast, revenue recognized for product delivery and therefore at a point in time for the years ended December 31, 2025 and 2024, was $79.1 million and $100.1 million, respectively.

U.S. Department of Defense Procurement Contracts

In 2024, the Company had sales of approximately $10 million with the U.S. Department of Defense ("DoD") (also known as the Department of War). Sales consisted mostly of delivery of oral TPOXX®, with a minor amount of IV TPOXX® delivered.

Over the past four years, the Company has received three procurement contracts from the DoD, totaling $28 million in value, mostly in connection with the manufacture and delivery of oral TPOXX®. All deliveries specified under these contracts have been fulfilled.

International Sales Activity

Revenue in connection with international procurement contracts for the delivery of product are recognized at a point in time on a gross basis, as the Company acts as the principal in the transaction. During the year ended December 31, 2025, the Company recognized $5.8 million of sales in connection with international contracts for which the Company was the counterparty to the contract. During the year ended December 31, 2024, the Company recognized $23.0 million of sales in connection with international contracts. For international sales in the first and second quarters of 2024, Meridian was the counterparty to contracts under which the sales were made. For international sales in the third and fourth quarters of 2024, the Company was the counterparty to the contracts under which the sales were made.

International Promotion Agreement

Under the terms of the current International Promotion Agreement, which was amended on March 27, 2024, and effective June 1, 2024, and further amended on August 30, 2024, the Company has primary responsibility for the advertising, promotion and sale of oral TPOXX® in all geographic regions. Meridian has limited, non-exclusive rights to advertise, promote, offer for sale and sell oral TPOXX® in the European Economic Area, Australia, Japan, Switzerland, the United Kingdom and the Association of Southeast Asian Nations and its member states (collectively, the "Current Territory"). Meridian also performs non-promotional activities under specified contracts with third parties entered into prior to June 1, 2024, that provide for the sale of oral TPOXX® in the Current Territory. The International Promotion Agreement entitles Meridian to receive a fee equal to a high single digit percentage of collected proceeds (whether collected by Meridian or the Company), net of certain expenses, of sales of oral TPOXX® in the Current Territory in the field of use specified in the International Promotion Agreement. The International Promotion Agreement has a fixed term that expires on May 31, 2026, with no automatic renewal.

Under the terms of the original International Promotion Agreement ("Pre-amendment International Promotion Agreement"), which had an initial term that expired on May 31, 2024, Meridian had been granted exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in a field of use specified in the International Promotion Agreement in all geographic regions except for the United States (the "Territory"), and Meridian agreed not to commercialize any competing product, as defined in the Pre-amendment International Promotion Agreement, in the specified field of use in the Territory. Under the Pre-amendment International Promotion Agreement, as well as the current International Promotion Agreement, SIGA has always retained ownership, intellectual property, distribution and supply rights and regulatory responsibilities in connection with TPOXX®, and, in the United States market, also retained sales and marketing rights with respect to oral TPOXX®. SIGA's consent is required prior to the entry by Meridian into any sales arrangement pursuant to the International Promotion Agreement.

Sales to international customers pursuant to the Pre-amendment International Promotion Agreement were invoiced and collected by Meridian, and such collections were remitted, less Meridian's fees, to the Company under a quarterly process specified in the Pre-amendment International Promotion Agreement; and Meridian was entitled to a specified percentage of the collected proceeds of sales of oral TPOXX®, net of certain expenses, for calendar years in which customer collected amounts net of such expenses were less than or equal to a specified threshold, and to a higher specified percentage of such collected net proceeds for calendar years in which such net collected amounts exceeded the specified threshold. Subsequent to June 1, 2024, only specified procurement contracts for the Current Territory entered into prior to June 1, 2024, continue to involve Meridian invoicing and collecting proceeds, and retaining a fee pursuant to the International Promotion Agreement.

4. Inventory

Inventory consisted of the following:

	As of	
	December 31, 2025	December 31, 2024
Raw materials	$ 1,015,805	$ 134,535
Work in-process	41,234,186	40,417,411
Finished goods	6,804,882	9,011,934
Inventory	$ 49,054,873	$ 49,563,880

During the years ended December 31, 2025, 2024 and 2023, the Company wrote down approximately $1.8 million, $0.5 million, and $0.5 million, respectively, of inventory. In addition, during the years ended December 31, 2025 and 2024, the Company recognized recoveries of approximately $0.5 million, and $0.2 million, respectively, from a contract manufacturing organization associated with previous losses of inventory. The Company did not recognize any recoveries for previous losses of inventory during the year ended December 31, 2023.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	As of	
	December 31, 2025	December 31, 2024
Leasehold improvements	$ 2,420,028	$ 2,420,028
Computer equipment	471,298	450,511
Furniture and fixtures	314,434	347,045
Manufacturing Equipment	289,575	—
Operating lease right-of-use asset	4,141,333	4,141,333
	7,636,668	7,358,917
Less-accumulated depreciation	(6,545,844)	(6,060,494)
Property, plant and equipment, net	$ 1,090,824	$ 1,298,423

Depreciation and amortization expense on property, plant, and equipment was $0.6 million for the year ended December 31, 2025, and $0.5 million for each of the years ended December 31, 2024 and 2023.

6. Accrued Expenses

Accrued expenses and other current liabilities consisted of the following:

	As of	
	December 31, 2025	December 31, 2024
Compensation	$ 3,302,176	$ 637,750
Other	696,110	2,160,177
Accrued dividends on unvested equity property	674,865	269,720
Lease liability, current portion	595,169	546,820
Research and development vendor costs	583,055	446,412
Professional fees	423,803	1,473,956
Inventory	244,879	105,275
Accrued expenses and other current liabilities	$ 6,520,057	$ 5,640,110

7. Per Share Data

The Company computes, presents and discloses earnings per share in accordance with the authoritative guidance which specifies the computation, presentation and disclosure requirements for earnings per share of entities with publicly held common stock or potential common stock. The objective of basic EPS is to measure the performance of an entity over the reporting period by dividing income (loss) by the weighted average shares outstanding. The objective of diluted EPS is consistent with that of basic EPS, except that it also gives effect to all potentially dilutive common shares outstanding during the period.

The following is a reconciliation of the basic and diluted earnings (loss) per share computation:

	Year Ended December 31,		
	2025	2024	2023
Net income for basic earnings per share	$ 23,279,143	$ 59,214,216	$ 68,068,826
Weighted-average shares	71,528,043	71,253,172	71,362,209
Effect of potential common shares	339,584	652,540	317,061
Weighted-average shares: diluted	71,867,627	71,905,712	71,679,270
Earnings per share: basic	$ 0.33	$ 0.83	$ 0.95
Earnings per share: diluted	$ 0.32	$ 0.82	$ 0.95

For the years ended December 31, 2025, December 31, 2024 and December 31, 2023, weighted-average diluted shares include the dilutive effect of in-the-money options and stock-settled RSUs. The dilutive effect of stock-settled RSUs and options is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the average amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible, are collectively assumed to be used to repurchase shares. Cash-settled RSUs were presumed to be cash-settled and therefore excluded from the diluted earnings per share calculations for the years ended December 31, 2025, 2024 and 2023 because the net effect of their inclusion, including the elimination of the impact in the operating results of the change in fair value of these RSUs, would have been anti-dilutive. Performance-based RSUs were excluded from the diluted earnings per share calculations for the year ended December 31, 2025, as a result of the associated metrics/contingencies not being achieved. For the years ended December 31, 2025, 2024 and 2023, the weighted average number of shares under the cash-settled RSUs and performance-based RSUs excluded from the calculation of diluted earnings per share was 284,205, 48,642, and 32,660, respectively.

8. Stockholders' Equity

On December 31, 2025, the Company's authorized share capital consisted of 620,000,000 shares, of which 600,000,000 are designated common shares and 20,000,000 are designated preferred shares. The Company's Board of Directors is authorized to issue preferred shares in series with rights, privileges and qualifications of each series determined by the Board. As of December 31, 2025 and 2024, no preferred shares were outstanding or issued.

On August 2, 2021, the Company's Board of Directors authorized a share repurchase program ("Repurchase Authorization") under which the Company could repurchase up to $50 million of the Company's common stock through December 31, 2023. The Company started repurchasing shares under this program in the fourth quarter of 2021. Repurchases under the Repurchase Authorization were made from time to time at the Company's discretion. The timing and actual number of shares repurchased depended on a variety of factors, including: timing of procurement orders under government contracts; alternative opportunities for strategic uses of cash; the stock price of the Company's common stock; market conditions; alternative capital management uses of cash; and other corporate liquidity requirements and priorities. On December 31, 2023, the Repurchase Authorization expired. During the year ended December 31, 2023, the Company repurchased approximately 1.7 million shares of common stock under the Repurchase Authorization for approximately $11.0 million. In addition, during the year ended December 31, 2023, the Company recorded approximately $0.1 million of excise tax associated with the repurchase of common stock.

On April 8, 2025, the Board of Directors declared a special dividend of $0.60 per share on the common stock of the Company, which resulted in an overall dividend payment of approximately $43 million. The special dividend was paid on May 15, 2025 to shareholders of record at the close of business on April 29, 2025.

9. Stock Compensation Plans

The Company's 2010 Stock Incentive Plan (the "2010 Plan") was initially adopted in May 2010. The 2010 Plan provided for the issuance of stock options, restricted stock and unrestricted stock with respect to an aggregate of 2,000,000 shares of the Company's common stock to employees, consultants and outside directors of the Company. On May 17, 2011, the 2010 Plan was amended to provide for the issuance of RSUs and on February 2, 2012, the 2010 Plan was amended to provide for the issuance of stock-settled stock appreciation rights ("SSARs"). Effective April 25, 2012 and May 23, 2017, the 2010 Plan was amended to increase the maximum number of shares of common stock available for issuance to an aggregate of 4,500,000 shares and 8,500,000 shares, respectively. The vesting period for awards granted under the 2010 Plan is determined by the Compensation Committee of the Board of Directors. The Compensation Committee also determines the expiration date of each equity award; however, stock options may not be exercisable more than ten years after the date of grant as the maximum term of equity awards issued under the 2010 Plan is ten years.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense, including stock options, PSUs, and RSUs, of approximately $3.7 million, $3.6 million and $2.1 million, respectively.

Stock Options

Stock option awards provide holders the right to purchase shares of Common Stock at prices determined by the Compensation Committee, at the time of grant, and must have an exercise price equal to or in excess of the fair market value of the Company's common stock at the date of grant.

The fair value of options granted is estimated at the date of grant. Expected volatility has been estimated using the historical volatility of the Company's common stock using historical periods equivalent to the options' expected lives. The expected dividend yield assumption reflects that the Company does not have a recurring dividend program. The risk-free interest rate assumption is based upon observed interest rates for securities with maturities approximating the options' expected lives. The expected life was estimated based on historical experience and expectation of employee exercise behavior in the future giving consideration to the contractual terms of the award.

The fair value of stock options issued under our stock plan have been estimated with the following assumptions:

	Year Ended December 31, 2025
Weighted Average Expected Life (in Years)	10
Risk-free Interest Rate	4.3%
Volatility	74.4%
Dividend Yield	0%

A summary of the Company's stock option activity is as follows:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life (in years)		Aggregate Intrinsic Value
Outstanding at January 1, 2025 (1)	694,914	$	4.99			
Granted	34,657		5.50			
Exercised	—		—			
Canceled/Expired	—		—			
Outstanding at December 31, 2025	729,571	$	5.02	7.51	$	956,848
Vested and Expected to Vest at December 31, 2025	729,571	$	5.02	7.51	$	956,848
Exercisable at December 31, 2025	431,183	$	5.13	7.09	$	518,504

(1) Balances as of January 1, 2025 differ from those as of December 31, 2024 presented in the Company's 2024 Form 10-K due to the special dividend paid during 2025. In connection with the dividend, the number of options and the weighted average exercise price were adjusted pursuant to the terms of the Company's 2010 Plan.

As of December 31, 2025, the remaining unrecognized stock-based compensation cost related to stock options expected to be recognized is $0.6 million. The total fair value of stock options which vested during the years ended December 31, 2025 and 2024 was approximately $1,233,092 and $24,964, respectively.

There were no stock options exercised during the years ended December 31, 2025 and December 31, 2024. The stock options exercised during the year ended December 31, 2023 had an intrinsic value of less than $0.1 million. The intrinsic value represents the amount by which the market price of the underlying stock exceeds the exercise price of an option.

Restricted Stock Units

RSUs awarded to employees vest on schedules of between one year and three years, and RSUs awarded to directors of the Company vest over a one-year period. A summary of the Company's RSU activity is as follows:

	Number of RSUs		Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2025 (1)	450,162	$	6.58
Granted (2)	631,560		5.66
Vested and released	(306,833)		6.92
Canceled/Expired	(1,212)		5.58
Outstanding at December 31, 2025 (2)	773,677	$	5.69

(1) includes 40,075 awards which were settled in cash.
(2) includes 50,645 awards which were expected to be settled in cash.

As of December 31, 2025, $2.8 million of total remaining unrecognized stock-based compensation cost related to RSUs is expected to be recognized over the weighted-average remaining requisite service period of 1.7 years. The weighted average fair value at the date of grant for restricted stock awards granted during the years ended December 31, 2025, 2024 and 2023 was $5.66, $5.51 and $6.14 per share, respectively. The total fair value of restricted stock and restricted stock units vested and released during the years ended December 31, 2025, 2024 and 2023 was approximately $2.0 million, $2.6 million and $1.9 million, respectively.

Restricted Stock Units with a Performance or Market Condition

In the year ended December 31, 2025, the Company issued PSUs to certain executives, which provided the right to receive shares of common stock, upon achievement of performance milestones to be determined and service over a three-year performance period ending March 2027. A total of 387,762 PSUs were awarded with 1/3 being based on the achievement of a performance condition within the period of one year from issuance. The performance conditions for the remaining 2/3 of the 2025 award will be determined at a future date. The PSUs that are conditionally earned will become vested if the executive remains in service with the Company through the third anniversary of the issuance date.

The annual performance conditions are established in March of each year. Therefore, in accordance with ASC 718, Compensation – Stock compensation, the grant date (and fair value measurement date) for each Tranche Year is the date in March of each year when a mutual understanding of the key terms and conditions are reached.

At each reporting period, the amount of stock-based compensation is determined based on the probability of achievement against the pre-established performance measures and if necessary, a cumulative catch-up adjustment is recorded to reflect any revised estimates regarding the probability of achievement.

The following table summarizes the unvested performance or market condition stock unit activity for the year ended December 31, 2025:

	Number of RSUs		Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2025	139,338	$	3.54
Granted (1)	129,254		5.45
Vested and released	(6,920)		7.20
Canceled/Expired	—		—
Outstanding at December 31, 2025 (1)	261,672	$	4.39

(1) excludes 258,508 awards which were not considered granted as the performance condition is not known.

As of December 31, 2025, there is no remaining unrecognized stock-based compensation cost related to PSUs outstanding to be recognized. The weighted average fair value at the date of grant for PSUs granted during the years ended December 31, 2025 and 2024 was $5.45 and $3.35 per share, respectively. There were no PSUs granted during the year ended December 31, 2023. The total fair value of PSUs vested and released during the years ended December 31, 2025 and 2024 was approximately $0.1 million, and $0.4 million, respectively.

10. Income Taxes

The components of income before provision for income taxes are as follows:

	For the year ended December 31,		
	2025	**2024**	**2023**
Domestic	$ 30,332,374	$ 76,037,694	$ 87,700,647
Foreign	49,646	32,696	76,026
Income before income taxes	$ 30,382,020	$ 76,070,390	$ 87,776,673

The provision for income taxes consists of the following:

	For the year ended December 31,		
	2025	**2024**	**2023**
Current Tax Expense:			
U.S. Federal	$ 401,196	$ 16,526,685	$ 23,698,658
State and local	264,575	131,813	792,477
Foreign	10,924	4,260	14,445
Total current tax expense	$ 676,695	$ 16,662,758	$ 24,505,580
Deferred Tax Expense (Benefit):			
U.S. Federal	$ 6,423,013	$ 294,028	$ (4,711,556)
State and local	3,169	(100,612)	(86,177)
Foreign	—	—	—
Total deferred tax expense (benefit)	$ 6,426,182	$ 193,416	$ (4,797,733)
Total provision for income taxes	$ 7,102,877	$ 16,856,174	$ 19,707,847

The effective income tax rate differs from the federal statutory income tax rate of 21% as follows:

	For the year ended December 31,					
	2025		**2024**		**2023**	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. Federal Statutory Rate	$ 6,380,224	21.0%	$ 15,974,780	21.0%	$ 18,433,101	21.0%
State Income Taxes, net of Federal Effect [1]	129,342	0.4%	75,573	0.1%	53,680	0.1%
Nontaxable or nondeductible items:						
Executive compensation	701,870	2.3%	1,122,154	1.5%	389,494	0.4%
Other	(57,828)	-0.2%	203,399	0.3%	279,437	0.3%
Effect of cross-border tax laws	(134,354)	-0.4%	(466,620)	-0.6%	—	0.0%
Changes in unrecognized tax benefits	82,826	0.3%	(50,506)	-0.1%	504,052	0.6%
Other	299	0.0%	—	0.0%	49,604	0.1%
Foreign Tax Effects	498	0.0%	(2,606)	0.0%	(1,521)	0.0%
Total	$ 7,102,877	23.4%	$ 16,856,174	22.2%	$ 19,707,847	22.5%

[1] State income taxes in Oregon and Texas comprise the majority (greater than 50%) of the tax effect in this category.

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets for federal and state income taxes are as follows:

	For the year ended December 31,			
		2025		2024
Deferred Tax Assets:				
State Net operating losses	$	1,163,061	$	1,166,400
Inventory		403,591		400,783
Reserves and Accruals		687,598		85,716
Shared-based compensation		461,581		539,738
Fixed assets		123,287		28,213
Deferred revenue		2,314,452		2,232,060
Capitalized R&D		7,474		7,028,480
Lease liability		171,597		294,503
Other		522,739		500,726
Deferred tax assets before valuation allowance	$	5,855,380	$	12,276,619
Less: valuation allowance		(918,818)		(921,456)
Total deferred tax assets, net of valuation allowance	$	4,936,562	$	11,355,163
Deferred Tax Liabilities:				
Amortization of goodwill		(203,042)		(194,093)
Other		(305,001)		(306,368)
Total deferred tax liabilities	$	(508,043)	$	(500,461)
Net deferred tax assets (liabilities)	$	4,428,519	$	10,854,702

The Company's valuation allowance decreased by $2,638 during the year ended December 31, 2025.

Income taxes paid, net of refunds received consisted of the following:

	For the year ended December 31,					
		2025		2024		2023
U.S. Federal	$	8,000,300	$	30,254,812	$	3,347,492
State and Local		187,836		94,579		145,032
Foreign		12,837		8,356		8,349
Net cash paid for income taxes	$	8,200,973	$	30,357,747	$	3,500,873

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

| | For the year ended December 31, | | | | | |
	2025		2024		2023	
Beginning Balance	$	4,692,629	$	5,081,610	$	5,103,548
Additions		4,133		51,227		—
Reductions		—		—		(17,096)
Settlements		—		—		—
Lapses in statutes of limitations		(998,649)		(440,208)		(4,842)
Ending Balance	$	3,698,113	$	4,692,629	$	5,081,610

During the years ended December 31, 2025 and 2024, the Company recorded an income tax expense of $431,000 and $101,000, respectively, related to the accrual of interest and penalties.

On July 4, 2025, President Trump signed OBBBA into law. The OBBBA makes permanent many of the provisions previously enacted as part of the 2017 Tax Cut and Jobs Act that were set to expire at the end of 2025 and includes other changes to certain U.S. corporate tax provisions including the restoration of immediate expensing for domestic research and development expenditures and the reinstatement of 100% bonus depreciation for qualified property. In accordance with the authoritative guidance under ASC 740, the Company is required to recognize the effects of the enacted tax law changes in its income tax provision in the period enacted. Although the OBBBA had many taxpayer-favorable provisions, the OBBBA did not have a material impact on the Company's effective tax rate.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local tax jurisdictions. The federal tax years open to examination are 2022 to 2025. The Company's state and local tax years that are open to tax examination are generally 2021 to 2025.

11. Segment and Geographic Information

The Company operates in one single operating and reportable segment, which includes all activities related to the sale of the Company's Oral and IV TPOXX® as well as research and development services. The Company derives revenue primarily from sales to the U.S. Government as well as international governments (including government affiliated entities) and manages the business activities on a consolidated basis. The segment derives revenues from customers through the delivery of product and fulfillment of research and development services.

The CODM assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. Consolidated net income is also a measure that is considered in monitoring budget versus actual results.

The CODM does not review assets in evaluating the results of the segment, and therefore, such information is not presented.

The following table provides the operating result of the Company's segment:

	For the years ended December 31,		
	2025	2024	2023
Revenue			
Product sales and supportive services	$ 88,048,145	$ 133,330,181	$ 130,668,209
Research and development	6,526,757	5,389,169	9,249,011
Total revenues	94,574,902	138,719,350	139,917,220
Less:			
Cost of sales and supportive services	29,703,893	31,289,229	17,825,090
Employee expenses	16,996,975	16,887,020	13,058,095
R&D vendor expenses	9,062,714	2,684,593	7,320,157
Professional fee expenses	3,128,215	3,837,929	4,820,843
International promotion fees	-	3,098,402	3,938,867
Other segment items [1]	12,031,171	10,969,376	9,350,641
Interest income	(6,730,086)	(6,117,589)	(4,173,146)
Income tax expense	7,102,877	16,856,174	19,707,847
Net income	$ 23,279,143	$ 59,214,216	$ 68,068,826

[1] Other segment items include insurance, business development costs, regulatory and consultant expenses, as well as various general corporate costs.

Revenues by geographic region were as follows:

	For the year ended December 31,		
	2025	2024	2023
United States	$ 88,753,655	$ 115,743,994	$ 118,650,253
International			
Asia-Pacific	—	13,857,043	966,633
Canada	5,821,247	737,677	—
Europe, Middle East and Africa (EMEA)	—	8,380,636	20,300,334
Total International	5,821,247	22,975,356	21,266,967
Total revenues	$ 94,574,902	$ 138,719,350	$ 139,917,220

12. Commitments and Contingencies

Operating lease commitments

The Company leases its Corvallis, Oregon, office space under an operating lease which was signed on November 3, 2017 and commenced on January 1, 2018. The initial term of this lease was to expire on December 31, 2019, after which the Company had two successive renewal options; one for two years and the other for three years. In the second quarter of 2019, the Company exercised the first renewal option, which extended the lease expiration date to December 31, 2021. In the second quarter of 2021, the Company exercised the second renewal option, which extended the lease expiration date to December 31, 2024. In the second quarter of 2024, the Company entered into an additional addendum, which extended the lease expiration date to December 31, 2026. In connection with this additional addendum, the Company recorded an increase to operating lease right-of-use assets and operating lease liabilities of approximately $0.5 million in the second quarter of 2024. The Company had a lease for the same location prior to this lease. On May 26, 2017 the Company and MacAndrews & Forbes Incorporated ("M&F") entered into a ten-year office lease agreement (the "New HQ Lease"), pursuant to which the Company agreed to lease 3,200 square feet at 31 East 62nd Street, New York, New York. The Company is utilizing premises leased under the New HQ Lease as its corporate headquarters. The Company has no leases that qualify as finance leases.

Operating lease costs totaled $0.6 million for each of the years ended December 31, 2025 and 2024. Cash paid for amounts included in the measurement of lease liabilities from operating cash flows was $0.7 million for each the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the weighted-average remaining lease term of the Company's operating leases was 1.24 years while the weighted-average discount rate was 9.95%.

The following is a maturity analysis of the Company's lease liabilities as of December 31, 2025:

2026	$	629,148
2027		165,916
Total undiscounted cash flows under operating leases		795,064
Less: Imputed interest		(35,857)
Present value of lease liabilities	$	759,207

As of December 31, 2025, approximately $0.2 million of the lease liability is included in Other liabilities on the consolidated balance sheet with the current portion included in accrued expenses.

Legal Proceedings

From time to time, we may be involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, collections claims, breach of contract claims, labor and employment claims, tax and other matters. Although such claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of such current pending matters, if any, will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Purchase Commitments

In the course of our business, the Company regularly enters into agreements with third party organizations to provide contract manufacturing services and research and development services. Under these agreements, the Company issues purchase orders which obligate the Company to pay a specified price when agreed-upon services are performed. Commitments under the purchase orders do not exceed our planned commercial and research and development needs. As of December 31, 2025, the Company has approximately $10.1 million of purchase commitments associated with manufacturing obligations.

13. Related Party Transactions

Board of Directors
Effective June 13, 2023, an individual was elected to the Company's Board of Directors who was already providing and continued to provide consulting services to the Company. Under a consulting agreement, the director received a monthly fee of $20,000 in 2023, 2024 and two months in 2025. In September 2024, the consulting agreement was amended; the amendment specifies that the director would receive a payment of between $120,000 and $240,000 in the event that the Company receives a request for proposal ("RFP") or request for information ("RFI") from the Administration of Strategic Preparedness and Response within the U.S. Government before July 1, 2025. On March 6, 2025, the director resigned from the Company's Board. In connection with the September 2024 consulting agreement amendment, the Company did not obtain an RFP or RFI before July 1, 2025, thus no additional payment was required.

Real Estate Leases
On May 26, 2017, the Company and M&F Incorporated entered into the New HQ Lease, pursuant to which the Company agreed to lease 3,200 square feet at 31 East 62nd Street, New York, New York. The Company is utilizing premises leased under the New HQ Lease as its corporate headquarters. The Company's rental obligations consisted of a fixed rent of $25,333 per month in the first sixty-three months of the term, subject to a rent abatement for the first six months of the term. From the first day of the sixty-fourth month of the term through the expiration or earlier termination of the lease, the Company's rental obligations consist of a fixed rent of $29,333 per month. In addition to the fixed rent, the Company will pay a facility fee in consideration of the landlord making available certain ancillary services, commencing on the first anniversary of entry into the lease. The facility fee was $3,333 per month for the second year of the term and increases by five percent each year thereafter, to $4,925 per month in the final year of the term. During the year ended December 31, 2025, the Company paid $0.4 million for rent and ancillary services associated with this lease. The Company had no outstanding payables or accrued expenses related to this lease as of December 31, 2025 and 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025 in accordance with the framework on *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Management recognizes that any disclosure controls and procedures no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025 at a reasonable level of assurance.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company's assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the framework in *Internal Control-Integrated Framework (2013)* issued by the COSO. Based on this evaluation using the COSO criteria, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their attestation report, which is included in Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

With the exception of the information incorporated by reference from our Proxy Statement for our 2026 Annual Meeting of Stockholders ("2026 Proxy Statement") in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K, our 2026 Proxy Statement is not to be deemed filed as a part of this Form 10-K.

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by Item 10 will be included in the Proxy Statement for our 2026 Annual Meeting of Stockholders ("2026 Proxy Statement") under the headings "Proposal 1: Election of Directors," "Board of Directors," "Executive Officers," "Code of Ethics," "Insider Trading Policy" and, if applicable, "Delinquent Section 16(a) Reports," or in an amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 will be included in the 2026 Proxy Statement under the headings "Compensation Discussion and Analysis," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" or in an amendment to this Annual Report on Form 10-K and is incorporated herein by reference. Information contained in the 2026 Proxy Statement or an amendment to this Annual Report on Form 10-K under the caption "Compensation Committee Report" is furnished and not deemed filed with the SEC.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 concerning security ownership of certain beneficial owners and management is incorporated by reference to the section titled "Security Ownership of Certain Beneficial Owners and Management" in our 2026 Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain compensation plan information with respect to compensation plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, and Restricted Stock Units (1)	Weighted-average Exercise Price of Outstanding Options, and Restricted Stock Units	Number of Securities Available for Future Issuance under Equity Compensation Plans (2)
Equity compensation plans approved by security holders	2,023,428	$ 5.25	1,436,637
Equity compensation plans not approved by security holders	—	—	—
Total	2,023,428	$ 5.25	1,436,637

(1)   Consists of the 1996 Incentive and Non-Qualified Stock Option Plan and the 2010 Stock Incentive Plan.
(2)   Consists of the 2010 Stock Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be included in the 2026 Proxy Statement under the headings "Transactions with Related Persons" and "Board of Directors – Director Independence" or in an amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to the section titled "Fees Billed by PricewaterhouseCoopers, LLP" in our 2026 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2). Financial Statements.

See Index to Financial Statements under Item 8 in Part II hereof where these documents are listed. All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a) (3). Exhibits.

The following is a list of exhibits:

Exhibit No.	Description
3(a)	Amended and Restated Certificate of Incorporation of SIGA Technologies, Inc.
3(b)	Amended and Restated By-laws of SIGA Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on June 12, 2025).
4(a)	Form of Common Stock Certificate (incorporated by reference to the Form SB-2 Registration Statement of the Company dated March 10, 1997 (No. 333-23037)).
4(b)	Description of the Registrant's Securities Registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4(b) to the Annual Report on Form 10-K of the Company filed on March 5, 2020).
10(a)	Securities Purchase Agreement, dated as of August 13, 2003, between the Company and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Exhibit 10(fff) to the Current Report on Form 8-K of the Company filed on August 18, 2003).
10(b)	Director Compensation Program, effective April 8, 2021 (incorporated by reference to the Definitive Proxy Statement on Form DEF 14A of the Company filed on April 27, 2021).*
10(c)	Amended and Restated Employment Agreement, dated April 12, 2016, between SIGA Technologies, Inc. and Daniel J. Luckshire (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on April 14, 2016).*
10(d)	Amended and Restated Employment Agreement, dated April 12, 2016, between SIGA Technologies, Inc. and Dennis E. Hruby (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on April 14, 2016).*
10(e)	Office Lease, dated as of May 26, 2017, by and between SIGA Technologies, Inc. and MacAndrews & Forbes Incorporated (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 30, 2017).
10(f)	Commercial Lease Agreement for Corvallis, Oregon dated November 3, 2017 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2017).
10(g)	Addendum, dated August 10, 2018, to Second Amended and Restated Employment Agreement, dated April 12, 2016, between SIGA Technologies, Inc. and Dennis E. Hruby (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on August 10, 2018).*
10(h)	Contract, dated as of September 10, 2018, between SIGA Technologies, Inc. and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on September 11, 2018).
10(i)	Commercial Manufacturing Agreement, dated October 1, 2018, by and between Albemarle Corporation and SIGA (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of the Company filed on March 6, 2019).
10(j)	Amendment of Solicitation/Modification of Contract 0001, dated February 21, 2019, to Agreement, dated September 10, 2018, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K of the Company filed on March 6, 2019).

10(k)	Amendment of Solicitation/Modification of Contract 0002, dated May 17, 2019, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 20, 2019).
10(l)	Promotion Agreement, dated May 31, 2019, by and between SIGA Technologies, Inc. and Meridian Medical Technologies, Inc. (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on June 3, 2019).
10(m)	Amendment of Solicitation/Modification of Contract 0003, dated September 9, 2019, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on November 5, 2019).
10(n)	Amendment of Solicitation/Modification of Contract 0004, dated February 4, 2020, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on May 6, 2020).
10(o)	Amendment of Solicitation/Modification of Contract 0005, dated April 29, 2020, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on August 6, 2020).
10(p)	Amendment of Solicitation/Modification of Contract 0007, dated September 8, 2021, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on November 4, 2021).
10(q)	Amendment of Solicitation/Modification of Contract 00006, dated April 29, 2021, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10(tt) to the Annual Report on Form 10-K of the Company filed on March 3, 2022).
10(r)	Amendment of Solicitation/Modification of Contract 00008, dated December 9, 2021, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to Exhibit 10(uu) to the Annual Report on Form 10-K of the Company filed on March 3, 2022).
10(s)	Amendment of Solicitation/Modification of Contract 00009, dated January 27, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(t)	Amendment of Solicitation/Modification of Contract 00010, dated March 29, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).

10(u)	Amendment of Solicitation/Modification of Contract 000011, dated July 26, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(v)	Amendment of Solicitation/Modification of Contract 000012, dated August 5, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(w)	Proposal for the Amendment of the Employment Agreement with Dennis E. Hruby (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on August 8, 2023).*
10(x)	Amendment of Solicitation/Modification of Contract 00013, dated July 27, 2023, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on August 8, 2023).
10(y)	Employment Agreement, dated January 19, 2024, between SIGA Technologies, Inc. and Diem Nguyen (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed January 22, 2024).*
10(z)	Amendment of Solicitation/Modification of Contract 00014, dated October 18, 2023, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10(mmm) to the Annual Report on Form 10-K of the Company filed on March 12, 2024).
10(aa)	Amendment of Solicitation/Modification of Contract 00015, dated February 9, 2024, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10(nnn) to the Annual Report on Form 10-K of the Company filed on March 12, 2024).
10(bb)	Employment Agreement, dated February 26, 2024, between SIGA Technologies, Inc. and Larry Miller (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2024).*
10(cc)	Amendment No. 1 to Promotion Agreement, dated September 10, 2020, between SIGA Technologies, Inc. and Meridian Medical Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2024).
10(dd)	Letter Amendment to Promotion Agreement, dated February 28, 2024, between SIGA Technologies, Inc. and Meridian Medical Technologies, LLC (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2024).
10(ee)	Letter Amendment to Promotion Agreement, dated March 26, 2024, between SIGA Technologies, Inc. and Meridian Medical Technologies, LLC (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2024).
10(ff)	Amendment No. 2 to Promotion Agreement, dated March 27, 2024, between SIGA Technologies, Inc. and Meridian Medical Technologies, LLC (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2024).
10(gg)	SIGA Technologies, Inc. 2010 Stock Incentive Plan (amended and restated effective May 23, 2017) (incorporated by reference to Exhibit 10(nn) to the Annual Report on Form 10-K of the Company filed on March 11, 2025).
10(hh)	Form of Stock Option Grant Agreement under the SIGA Technologies, Inc. 2010 Stock Incentive Plan (amended and restated effective May 23, 2017) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on August 1, 2024).*

10(ii)	Form of Restricted Stock Unit Grant Agreement under the SIGA Technologies, Inc. 2010 Stock Incentive Plan (amended and restated effective May 23, 2017) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on August 1, 2024).*
10(jj)	Form of Performance Stock Unit Grant Agreement under the SIGA Technologies, Inc. 2010 Stock Incentive Plan (amended and restated effective May 23, 2017) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company filed on August 1, 2024).*
10(kk)	Form of Non-Employee Directors Restricted Stock Unit Grant Agreement under the SIGA Technologies, Inc. 2010 Stock Incentive Plan (amended and restated effective May 23, 2017) (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company filed on August 1, 2024).*
10(ll)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of the Company filed on August 1, 2024).
10(mm)	Amendment of Solicitation/Modification of Contract 00016, dated July 18, 2024, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of the Company filed on August 1, 2024).
10(nn)	Amendment to Amended and Restated Employment Agreement between SIGA Technologies, Inc. and Daniel J. Luckshire, dated as of October 1, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on October 4, 2024).*
10(oo)	Second Amendment to Third Amended and Restated Employment Agreement between SIGA Technologies, Inc. and Dennis E. Hruby, dated as of October 1, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on October 4, 2024).*
10(pp)	Consulting Agreement, dated October 19, 2020, between SIGA Technologies, Inc. and Tides Group, LLC (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2024).
10(qq)	Amendment #1, dated September 1, 2022, to the Consulting Agreement, dated October 19, 2020, between SIGA Technologies, Inc. and Tides Group, LLC (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2024).
10(rr)	Statement of Work #1, dated October 19, 2020, between SIGA Technologies, Inc. and Tides Group, LLC (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2024).
10(ss)	Amendment #1, dated September 26, 2024, to Statement of Work #1, dated October 19, 2020, between SIGA Technologies, Inc. and Tides Group, LLC (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2024).
10(tt)	Amendment, dated August 30, 2024, to Promotion Agreement, dated May 31, 2019, by and between SIGA Technologies, Inc. and Meridian Medical Technologies, Inc. (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2024).

10(uu)	Amendment of Solicitation/Modification of Contract 00017, dated March 26, 2025, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on May 8, 2025).
10(vv)	Amendment of Solicitation/Modification of Contract 00018, dated April 8, 2025, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on May 8, 2025).
10(ww)	Amendment of Solicitation/Modification of Contract 00019, dated June 3, 2025, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company filed on August 5, 2025).
19.1	SIGA Technologies, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K of the Company filed on March 11, 2025).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002-Chief Executive Officer.
31.2	Certification pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002-Chief Financial Officer.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002-Chief Executive Officer.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002-Chief Financial Officer.
97.1	SIGA Technologies, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K of the Company filed March 12, 2024).
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline Taxonomy Extension Definition Linkbase Document
101.LAB	Inline Taxonomy Extension Labels Linkbase Document
101.PRE	Inline Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Management contract, compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGA TECHNOLOGIES, INC.
(Registrant)

Date: March 10, 2026

By: */s/ Diem Nguyen, Ph.D.*
Diem Nguyen, Ph.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title of Capacities**	**Date**
/s/ Diem Nguyen, Ph.D. Diem Nguyen, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2026
/s/ Daniel J. Luckshire Daniel J. Luckshire	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 10, 2026
/s/ Jaymie Durnan Jaymie Durnan	Director	March 10, 2026
/s/ Harold E. Ford, Jr. Harold E. Ford, Jr.	Director	March 10, 2026
/s/ General John M. Keane General John M. Keane	Director	March 10, 2026
/s/ Joseph Marshall Joseph Marshall	Director	March 10, 2026
/s/ Gary J. Nabel Gary J. Nabel	Director	March 10, 2026
/s/ Julian Nemirovsky Julian Nemirovsky	Director	March 10, 2026
/s/ Holly L. Phillips Holly L. Phillips	Director	March 10, 2026